Exhibit 27

31 July 2025 – Press Release/Interim Results

British American Tobacco p.l.c.

Half-Year Report for the six months to 30 June 2025

Half-Year Summary
–	Revenue down 2.2% (due to currency headwinds), up 1.8% at constant FX, driven by a return to growth in the U.S. (led by combustibles and Velo Plus), continued growth in AME, partly offset by APMEA
–	New Categories revenue in line with 2024 at £1,651 million - an increase of 2.4% at constant FX
–	Smokeless products now 18.2% of Group revenue, up 70 bps vs FY24
–	Phased roll-out of innovations is expected to drive an accelerated H2 New Category performance
–	Improved combustibles financial performance (at constant FX), driven by price/mix
–
Reported profit from operations up 19.1% (with reported operating margin up 7.5 ppts to 42.0%), partly due to the update of the Canadian settlement provision while the prior year was negatively impacted by non-repeating impairment charges

–	Adjusted profit from operations (as adjusted for Canada) up 1.9% at constant FX, adjusted operating margin (as adjusted for Canada and at constant FX) flat at 43.2%
–	Reported diluted EPS up 1.6% to 203.6p, with adjusted diluted EPS (as adjusted for Canada) up 1.7% at constant FX
–	Increased 2025 share buy-back programme by £200 million to £1.1 billion

Tadeu Marroco, Chief Executive
“Our H1 performance is slightly ahead of expectations. 2025 is a deployment year.

We added 1.4 million consumers (to 30.5 million) of our smokeless brands. Our smokeless portfolio now accounts for 18.2% of Group revenue, an increase of 70 bps vs FY24.

I am very pleased with our performance in the U.S. Revenue and profit are both up for the first time since 2022 and, alongside the successful launch of Velo Plus, our combustibles volume and value share performance have returned to growth. AME continued to perform strongly, while our performance in APMEA has been impacted by fiscal and regulatory challenges in Bangladesh and Australia.

Velo continues to go from strength-to-strength in the fastest growing New Category. Our Quality Growth focus, prioritising investment in the largest profit pools, delivered higher returns.

Our continued strong cash conversion and the recent partial monetisation of our ITC stake has enhanced our capital flexibility, whilst further financial discipline will drive additional cost savings and smart re-investment.

I am confident that the investments we have made and actions we are taking, will drive a return to our mid-term algorithm in 2026. Alongside rewarding shareholders through strong cash returns, I am committed to delivering sustainable value for our shareholders.”

Revenue by Region (£bn)	Adj Profit from Operations[1] at CC (£bn)	Earnings per Share (pence)
YoY movements at constant rates	YoY movements at constant rates

Change in Group Revenue:	Change in Profit from Operations:	Change in Group diluted EPS:

Reported	-2.2%	Reported	19.1%	Reported	+1.6%

At CC	+1.8%	Adj PFO[1] at CC	+1.9%	Adj at CC	-0.1%
				As adj for Canada at CC	+1.7%
1.	As adjusted for Canada - excludes the performance of the Canadian business (excluding New Categories)
CC - Constant Currency

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Summary Information

Performance highlights	Reported		Adjusted[2]		Adjusted for Canada[3]
For six months to 30 June 2025	Current	vs 2024	Current	vs 2024	vs 2024
	rates	(current)	rates	(constant)	(constant)

Cigarette and HP volume share		-20 bps
Cigarette and HP value share		-10 bps
Consumers of smokeless products[1]	30.5m	+1.4m
Revenue (£m)	£12,069m	-2.2%	£12,069m	+1.8%	+1.8%
Revenue from New Categories (£m)	£1,651m	flat	£1,651m	+2.4%	+2.4%
Smokeless revenue as % of total revenue (%)[4]	18.2%	+70 bps
Profit from operations (£m)	£5,069m	+19.1%	£5,394m	+0.6%	+1.9%
Operating margin (%)	42.0%	+7.5 ppts	44.7%	-60 bps	flat
Diluted EPS (pence)	203.6p	+1.6%	162.0p	-0.1%	+1.7%
Net cash generated from operating activities (£m)	£2,309m	-27.0%
Borrowings including lease liabilities (£m)	£35,208m	-12.3%
The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed from page 50, with reconciliation from the most comparable IFRS measure provided.
Notes:
1. Internal estimate. 2. See page 26 for discussion on adjusting items. 3. As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories) given the requirement to use the profits earned to settle the litigation liability - see page 14. There is no adjustment to revenue. 4. Movement in smokeless revenue as a % of total revenue compared to full year 2024.

Full-Year 2025 Guidance

–	Global tobacco industry volume expected to be down c.2%.

–	Gross capital expenditure in 2025 of approximately £650 million.

Enquiries

For more information, please contact Investor Relations:		Press Office:
+44 (0)20 7845 2888 | @BATplc
Victoria Buxton	+44 (0)20 7845 2012	BAT Media Team

Amy Chamberlain	+44 (0)20 7845 1124

John Harney	+44 (0)20 7845 1263

BAT IR Team	IR_Team@bat.com

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Group Operating Review

Total Group volume and revenue
Movement in Revenue

Reported revenue decreased 2.2% to £12,069 million, negatively impacted by a translational foreign exchange headwind of 4.0%.

On a constant currency basis, revenue grew by 1.8%, as:

–
The U.S. grew revenue (up 3.7%) driven by combustibles price/mix (up 11.4%) and the success of the Velo Plus launch (with revenue of Modern Oral up 384% to £105 million). These more than offset lower combustibles volume (down 7.6%);

–	AME increased by 3.5% led by combustibles price/mix (+6.8%) and the growth of Modern Oral (16.5% higher), which drove New Categories revenue up 1.3%; and
–	APMEA (down 4.8%) faced regulatory and fiscal challenges in Australia and Bangladesh, which more than offset higher revenue in the remainder of the region, notably in Pakistan, Nigeria and Indonesia.

New Categories continued to grow, with revenue up 2.4% on a constant rates basis driven by Modern Oral (up 40.6%) and HP (up 3.1%). However, Vapour declined 13.0% due to the continued impact of illicit products in the U.S. and Canada and evolving market dynamics (in the UK and France). Our New Categories performance is expected to accelerate in the second half of 2025, driven by the phasing of innovation launches.

Group cigarette volume share declined 10 bps, with value share down 10 bps despite improvement in the U.S. where the Group  volume share grew 10 bps and value share grew 20 bps.

Please refer to pages 5 to 7 for discussion on regional performance and pages 8 to 9 for a further discussion on the performance by category.

Profit from operations, operating margin
Movement in profit from operations

Profit from operations on a reported basis was up 19.1%, with reported operating margin up 7.5 ppts  to 42.0%. These were driven by lower adjusting items of £325 million (compared to £1,306 million in 2024). This was largely due to a net credit of £575 million as the provision recognised in relation to the Canadian litigation settlement was updated following a change to the forecasted Canadian combustibles industry performance impacting the present value of the future liability described on page 14.  Furthermore, the prior year included impairment charges that did not repeat (as discussed on page 26).

This was partly offset by a translational foreign exchange headwind of 3.6% or £205 million.

On an adjusted, constant currency basis and also as adjusted for Canada, profit from operations increased by 1.9% to £5,435 million. Despite inflation on our product costs estimated to be 6.2% (or £166 million), this improvement was largely due to:

–	An increase in New Categories contribution; and
–	The U.S., which grew by 3.2%, and AME, up 10.4%. These partially offset APMEA which was down 12.3%, with the regional performance largely driven by the respective revenue performance discussed above.

Adjusted operating margin declined 60 bps to 44.5% at constant rates of exchange, and flat at 43.2% when adjusted for Canada.

For a full discussion on the performance by region, please see pages 5 to 7.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Group Operating Review
Continued

Earnings per share
Basic earnings per share were up 1.7% to 204.6p (30 June 2024: 201.1p) partly driven by higher profit from operations and by:

–	A gain of £333 million in respect of the demerger of the hotels division of the Group's Indian associate ITC described on page 28 and offset by:
–
A lower provisional gain arising on the partial sale of the Group's investment in ITC in 2025 (£904 million) compared to
£1,361 million in 2024 due to a lower number of shares disposed of (2025: 313.0 million shares; 2024: 436.9 million shares) as discussed on page 28; and

–	A credit in 2024, that did not repeat in 2025, of £590 million related to the debt liability management exercise (see page 27).

Basic earnings per share were also positively impacted by the reduction in the number of shares due to the cumulative effect of the 2024 and  2025 share buy-back programme, with 14,075,158 ordinary shares repurchased and cancelled in the six months ended 30 June 2025.

Before adjusting items, the impact of translational foreign exchange and including the dilutive effect of employee share schemes, adjusted diluted earnings per share, at constant rates, declined 0.1% to 169.1p (30 June 2024: 169.3p).

Adjusting for the profit1 performance of Canada, which will largely be paid to the claimants in the settlement arrangement discussed on page 13 and does not form part of Management's assessment of the underlying performance of the Group, adjusted diluted earnings per share (as adjusted for Canada) and at constant rates of exchange were 1.7% higher at 162.1p (30 June 2024: 159.4p).

For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share and adjusted diluted earnings per share (as adjusted for Canada), both at constant rates, see page 56.

1. The adjustment in respect of Canada is discussed on page 13, and is based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

Analysis of profit from operations and diluted earnings per share by segment
Prior year data is provided in the table on page 47.

For six months to 30 June 2025	Reported	vs 2024	Adj Items[1]	Adjusted	vs 2024	Exch.	Adjusted at CC2	vs 2024	vs 2024 (Adjusted for Canada[3] at CC2)
	£m	%	£m	£m	%	£m	£m	%	%
Profit from Operations
U.S.	2,255	+27.1%	808	3,063	+0.3%	87	3,150	+3.2%	+3.2%
AME	1,969	+33.6%	(495)	1,474	-0.9%	76	1,550	+4.3%	+10.4%
APMEA	845	-16.3%	12	857	-16.3%	42	899	-12.3%	-12.3%
Total Region	5,069	+19.1%	325	5,394	-3.0%	205	5,599	+0.6%	+1.9%
Net finance costs	(969)	+218%	98	(871)	+6.1%	(14)	(885)	+7.8%	+4.8%
Associates and joint ventures	1,474	-10.5%	(1,242)	232	-17.1%	13	245	-12.7%	-12.7%
Profit before tax	5,574	-0.5%	(819)	4,755	-5.3%	204	4,959	-1.3%	+0.5%
Taxation	(1,009)	-3.1%	(95)	(1,104)	-4.6%	(47)	(1,151)	-0.5%	+1.7%
Non-controlling interests	(53)	-20.9%	(3)	(56)	-16.4%	(1)	(57)	-15.7%	-15.7%
Coupons relating to hybrid bonds net of tax	(22)	+4.3%	—	(22)	+4.3%	—	(22)	+4.3%	+4.3%
Profit attributable to shareholders	4,490	+0.4%	(917)	3,573	-5.5%	156	3,729	-1.3%	+0.4%
Diluted number of shares (m)	2,205	-1.2%		2,205	-1.2%		2,205	-1.2%	-1.2%
Diluted earnings per share (pence)	203.6	+1.6%		162.0	-4.3%		169.1	-0.1%	+1.7%

1.	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence - see pages 25 to 28.

2.	CC: constant currency – measures are calculated based upon a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

3.	As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories).

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Regional Review

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

All references to volume share or value share movement in the following discussion are compared to FY 2024. See page 40 for a discussion on the use of these measures.

Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

United States (U.S.):
–	Reported revenue up 1.0%, being an increase of 3.7% at constant rates.
–	Velo category volume share up 6.8 ppts to 13.2%, with Velo Plus driving strong revenue growth in Modern Oral, up 372%.
–
Vuse maintained value share leadership in tracked channels - despite a 14.5% decline in revenue, being a decrease of 12.3% at constant rates of exchange, mainly driven by lower volume due to the continued impact of illicit single-use vapour products.

–
Combustibles revenue up 1.1% (up 3.8% at constant rates) as price/mix more than offset a 7.6% decline in volume which benefited from a lower comparator. Volume share grew 10 bps with value share up 20 bps.

–	Smokeless now represents 19.5% of total revenue.

Volume/Revenue
Please see page 51 for a full reconciliation to constant currency metrics, including prior year data.

For six months to 30 June 2025	Volume		Revenue
	Reported		Reported
			Current		Exchange	Constant
	Unit	vs 2024	£m	vs 2024	£m	£m	vs 2024
New Categories			536	+1.3%	14	550	+3.9%
Vapour (units mn)	123	-13.8%	434	-14.5%	11	445	-12.3%
HP (sticks bn)	—	—%	—	—%	—	—	—%
Modern Oral (pouches bn)	1.1	+206%	102	+372%	3	105	+384%
Traditional Oral (stick eq bn)	2.5	-9.5%	521	-2.9%	14	535	-0.4%
Total Smokeless			1,057	-0.8%	28	1,085	+1.8%
Total Combustibles (bn sticks)	21	-7.6%	4,328	+1.1%	114	4,442	+3.8%
Other			47	+52.5%	1	48	+57.1%
Total			5,432	+1.0%	143	5,575	+3.7%

Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

See page 44 for a discussion on the preparation of the U.S. financial information, initially based on U.S. GAAP as the primary financial record and converted to IFRS for the purpose of consolidation within the results of the Group.

Reported revenue increased 1.0%, despite a translational foreign exchange headwind, negatively impacting revenue by 2.7%.
–	On a constant currency basis, revenue increased 3.7%. This was driven by the performance in:
–
Combustibles, where revenue increased 3.8%, as price/mix (+11.4%) more than offset a 7.6% reduction in volume. While this was marginally lower than the industry volume decline of 8%, our volume was negatively impacted in 2024 by the phasing of wholesaler inventory. Our volume share was up 10 bps and value share was up 20 bps following the actions taken in 2024 to improve performance;

–
Vapour, where the U.S. is the world's largest Vapour market. The Group maintained leadership in value share (of Vapour closed systems consumables in tracked channels) despite a decline in value share of 20 bps to 49.5%. Revenue was down 12.3%, as price/mix (+1.5%) was offset by a 13.8% decline in consumables volume mainly due to the continued impact of illicit single-use vapes which we estimate to be more than 50% of the total Vapour market;

–
Modern Oral, where revenue increased by 384%, driven by higher volume (up 206%) following the successful national roll-out of Velo Plus, with Velo category volume share almost doubling, up 6.8 ppts to 13.2%[1]; and

–	Traditional Oral, where revenue declined 0.4%, as price/mix (+9.1%) was more than offset by lower volume (down 9.5%) due to the continued cross-category use of Modern Oral.

1.	Please refer to page 40.

Profit from operations and operating margin
Please see page 47 for a full reconciliation to constant currency metrics, including prior year data.

For six months to 30 June 2025	Reported		Adj.	Exchange	Adjusted
	Current				Constant
	£m	vs 2024	£m	£m	£m	vs 2024
Profit from Operations	2,255	+27.1%	808	87	3,150	+3.2%
Operating Margin	41.5%	+8.5 ppts			56.5%	-30 bps
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported profit from operations increased by 27.1%, as both an impairment charge of £472 million in respect of Camel Snus (see page 25) and income (£132 million) related to Fox River recognised in 2024 did not repeat. Accordingly, reported operating margin was up 8.5 ppts to 41.5%.

Excluding adjusting items (largely in respect of amortisation and impairment charges and income related to Fox River recognised in 2024) and a translational foreign exchange headwind of £87 million, our performance was positively impacted by the growth in revenue (described above).

Adjusted profit from operations, at constant rates of exchange was up 3.2% to £3,150 million.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Regional Review
Continued

Americas and Europe (AME):
–	Reported revenue down 2.2%, up 3.5% at constant rates.
–	New Category revenue declined 0.8%, but up 1.3% at constant rates of exchange.
–	Resilient combustibles revenue performance - down 3.5% due to currency, being an increase of 2.8% at constant rates of exchange driven by price/mix.
–	Combustibles volume share down 30 bps and value share down 80 bps.
–	Multi-category region with smokeless now representing 19.9% of revenue.

Volume/Revenue
Please see page 51 for a full reconciliation to constant currency metrics, including prior year data.

For six months to 30 June 2025	Volume		Revenue
	Reported		Reported
			Current		Exchange	Constant
	Unit	vs 2024	£m	vs 2024	£m	£m	vs 2024
New Categories			832	-0.8%	17	849	+1.3%
Vapour (units mn)	112	-7.3%	267	-11.4%	7	274	-9.1%
HP (sticks bn)	3.9	-8.3%	218	-7.4%	5	223	-4.8%
Modern Oral (pouches bn)	3.3	+24.9%	347	+14.7%	5	352	+16.5%
Traditional Oral (stick eq bn)	0.3	-16.8%	21	+11.4%	(1)	20	+10.1%
Total Smokeless			853	-0.6%	16	869	+1.5%
Total Combustibles (bn sticks)	115	-4.0%	3,216	-3.5%	211	3,427	+2.8%
Other			212	+15.2%	22	234	+26.4%
Total			4,281	-2.2%	249	4,530	+3.5%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported revenue was down 2.2% due to a translational foreign exchange headwind of 5.7%.

On a constant currency basis, which we believe reflects the operational performance, revenue increased by 3.5% to £4,530 million, driven by:
–
Higher revenue from combustibles (up 2.8%), largely driven by higher volume and pricing in both Brazil and Türkiye. These factors combined with robust pricing in Romania and Poland to more than offset a reduction in revenue in Canada; and

–
Modern Oral, where we are category leaders, with volume up 24.9%. Revenue grew 16.5%, while volume share of the Modern Oral category was down 30 bps.

The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia and markets that are more recent adopters of Modern Oral, such as the UK, Austria and Switzerland.

These more than offset:
–
Lower revenue from Vapour (down 9.1%), largely driven by lower revenue in Canada (due to the continued  lack of enforcement against illegal flavoured vapour products) and evolving market dynamics (in the UK and France). Our value share leadership was up 30 bps with gains in Europe partly offset by value share loss in Canada; and

–
HP (down 4.8%), as higher revenue in Poland and Portugal was more than offset by declines in the Czech Republic, Germany and Romania partly due to the prioritisation of resource allocation ahead of the wider roll-out of glo Hilo.

Profit from operations and operating margin
Please see page 47 for a full reconciliation to constant currency and as adjusted for Canada metrics, including prior year data.

For six months to 30 June 2025	Reported		Adj.	Exchange	Adjusted		Adjusted for Canada[1]
	Current				Constant		Constant
	£m	vs 2024	£m	£m	£m	vs 2024	vs 2024
Profit from Operations	1,969	+33.6%	-495	76	1,550	+4.3%	+10.4%
Operating Margin	46.0%	+12.3 ppts			34.2%	+20 bps	+1.9 ppts
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

1.	Adjusted for Canada excludes the performance of the Canadian business (excluding New Categories)

Reported profit from operations increased by 33.6% mainly due to a  net credit of £575 million as the provision recognised in relation to the Canadian litigation settlement was updated following a change to the forecasted Canadian combustibles industry performance impacting the present value of the future liability described on page 13. H1 2025 was also impacted by a translational foreign exchange headwind.
–
Excluding the impact of foreign exchange, adjusting items and also adjusting for the performance of Canada, adjusted profit from operations was up 10.4% to £1,386 million, driven by an improved financial performance in:

–	Brazil, due to combustibles with higher volume and pricing;
–	Romania, due to pricing in combustibles;
–	Türkiye, due to the revenue performance in combustibles; and
–
An improved financial performance across our New Categories, notably in Modern Oral (driven by Sweden, the UK, Switzerland and Norway), and a reduction in losses in HP (in Germany, Switzerland and Poland) driven by resource allocation.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Regional Review
Continued

Asia-Pacific, Middle East and Africa (APMEA):
–	Reported revenue declined 8.9%, being a decrease of 4.8% at constant rates.
–	New Category revenue up 0.4%, or 2.5% at constant rates of exchange, driven by HP in Japan.
–	Headwinds to volume and financial performance due to regulatory and fiscal challenges in Australia and Bangladesh.
–	Combustibles value share down 20 bps with volume share down 10 bps..
–	Smokeless now represents 12.0% of total revenue.

Volume/Revenue
Please see page 51 for a full reconciliation to constant currency metrics, including prior year data.

For six months to 30 June 2025	Volume		Revenue
	Reported		Reported
			Current		Exchange	Constant
	Unit	vs 2024	£m	vs 2024	£m	£m	vs 2024
New Categories			283	+0.4%	7	290	+2.5%
Vapour (units mn)	18	-33.4%	36	-40.5%	1	37	-38.4%
HP (sticks bn)	6.2	+8.7%	226	+10.1%	5	231	+12.3%
Modern Oral (pouches bn)	0.6	+15.1%	21	+29.7%	1	22	+32.7%
Traditional Oral (stick eq bn)	—	—%	—	—%	—	—	—%
Total Smokeless			283	+0.4%	7	290	+2.5%
Total Combustibles (bn sticks)	98	-14.1%	1,971	-12.0%	93	2,064	-7.9%
Other			102	+63.1%	6	108	+73.0%
Total			2,356	-8.9%	106	2,462	-4.8%
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Reported revenue declined 8.9% largely due to the regulatory and fiscal challenges in Australia and Bangladesh, which more than offset higher revenue in the remainder of the region, notably in Pakistan, Nigeria and Indonesia. Translational foreign exchange was a further headwind of 4.1%.

On a constant currency basis, which we believe reflects the operational performance, revenue was down 4.8%.

However, New Categories increased by 2.5% at constant rates, driven by:
–	HP, largely driven by Japan and Kazakhstan; and
–	Modern Oral, fuelled by robust growth from Global Travel Retail and a performance that further demonstrates Modern Oral's potential in Emerging Markets.

This was offset by lower revenue in Vapour, as volume declined 33.4%, leading to a 40.5% reduction in revenue (being down 38.4% at constant rates), largely driven by the Group exiting the category in a number of markets (including Malaysia, Japan and Saudi Arabia) and a change in competitive dynamics in other markets (such as South Africa and New Zealand).

Profit from operations and operating margin
Please see page 47 for a full reconciliation to constant currency metrics, including prior year data.

For six months to 30 June 2025	Reported		Adj.	Exchange	Adjusted
	Current				Constant
	£m	vs 2024	£m	£m	£m	vs 2024
Profit from Operations	845	-16.3%	12	42	899	-12.3%
Operating Margin	35.9%	-3.2 ppts			36.5%	-3.1 ppts
Constant currency measures are calculated based upon a re-translation, at the prior year's exchange rates, of the current year's results of the Group and, where applicable, its segments.

Profit from operations was 16.3% lower, including a translational foreign exchange headwind of 4.0%.

Excluding adjusting items and translational foreign exchange, adjusted profit from operations at constant rates was down 12.3% to £899 million driven by:
–
Australia due to continued increases in the illicit segment which we estimate now accounts for more than 50% of the combustibles industry volume, with the duty paid combustibles industry volume down more than 30% in 2025; and

–
Bangladesh, driven by the increase in excise and minimum price in January 2025, necessitating an increase in consumer prices by 20-30%, which has resulted in a reduction in the duty paid combustibles industry volume by an estimated 27%.

However, these were partly offset by an increase in Pakistan (led by the growth of Modern Oral and pricing in combustibles), Nigeria (driven by higher combustibles volume and improved combustibles pricing) and Indonesia where combustibles volume was up.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Category Performance Review

Vapour
–	Continued value share* leadership (in tracked channels) despite flat performance.
–	Vapour revenue down 15.3% or 13.0% (at constant rates), with volume down 12.9%, impacted by illicit products in the U.S. and Canada and evolving market dynamics (in the UK and France).
–	In Europe, Vapour value share up 30 bps, with industry rechargeable closed systems back in growth.
–	Vuse Ultra, our new premium product, continues to be rolled out in H2 2025, with expected acceleration in vapour revenue.

Group Vapour performance was negatively impacted by:

–
The U.S., the world's largest Vapour market, where Group volume was down 13.8% mainly due to the continued proliferation of illicit single-use vapes and inventory movements.  Accordingly, revenue was down 14.5% (or 12.3% on a constant currency basis). The Group maintained leadership in value share (of Vapour closed systems consumables in tracked channels) despite a decline in value share of 20 bps to 49.5%.

–
AME, where revenue declined 11.4% (or 9.1% on a constant currency basis), largely driven by lower revenue in Canada (due to the continued  lack of enforcement against illegal flavoured vapour products) and evolving market dynamics (in the UK and France). Our value share leadership was up 30 bps with gains in Europe partly offset by value share loss in Canada; and

–
APMEA, where volume declined 33.4%, leading to a 40.5% reduction in revenue (being down 38.4% at constant rates), largely driven by the Group exiting the category in a number of markets (including Malaysia, Japan and Saudi Arabia) and a change in competitive dynamics in other markets (such as South Africa and New Zealand).

Our new premium innovation, Vuse Ultra, offers consumers a highly differentiated, connected and customisable experience. We are encouraged by the early performance in Canada and will continue the roll-out in a targeted way through H2 2025.

*	Based on Vuse estimated value share in measured retail for Vapour (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top global markets**.
**
Top Vapour markets are defined as the Top markets by industry revenue, being the U.S., Canada, the UK, France, Germany, Poland and Spain. These Top markets account for c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024.

Heated Products (HP)
–	Revenue up 0.8%, or 3.1% at constant rates, driven by Quality Growth focus in largest profit pools.
–	Volume share ***, down 70 bps, impacted by competitive pressure in Japan and phase-out of legacy super-slims.
–	AME volume share down 10 bps with growth in Poland and the Czech Republic, stable share in Italy more than offset by Germany and Romania.
–	Momentum building with successful pilot of glo Hilo ahead of phased roll-out in key markets in H2 2025, with expected acceleration in revenue.

In APMEA, volume was up 8.7%, with revenue up 10.1%, or 12.3% at constant rates, largely driven by Japan and Kazakhstan.
In AME, volume was down 8.3%, with revenue down 7.4% (being a decline of 4.8% at constant rates), as higher revenue in Poland and Portugal was more than offset by declines in the Czech Republic, Germany and Romania partly due to the prioritisation of resource allocation ahead of the wider roll-out of glo Hilo.

Our new premium connected device, glo Hilo, offers superior heating technology and an integrated display combined with a new consumables range, Virto and tobacco-free Rivo. We will continue the roll-out through H2 2025 in a targeted way focused on the largest profit pools.

***
Volume share is based upon the Top HP markets which are defined as the Top markets by industry revenue. Top markets are Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic, Spain and Portugal. These Top markets account for c.80% of total industry HP revenue in 2024.

Modern Oral
–	Revenue up 38.1%, or 40.6% at constant rates, with volume growth of 42.2%.
–	Growth in volume share* up 3.3 ppts in Total Oral and up 4.4 ppts in Modern Oral.
–	AME volume share leadership maintained, with strong financial performances in Scandinavia and the UK.
–	Triple-digit volume and revenue growth in the U.S. following the national roll-out of Velo Plus.

In AME, we are category leaders, with volume up 24.9%. Revenue grew 14.7% (or 16.5% at constant rates) while volume share of the Modern Oral category was down 30 bps.

The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia and markets that are more recent adopters of Modern Oral, such as the UK, Austria and Switzerland.

In the U.S., revenue increased by 372% (or 384% at constant rates), driven by higher volume (up 206%) following the successful national roll-out of Velo Plus, with Velo category volume share almost doubling, up 6.8 ppts to 13.2%.

In APMEA, our volume grew 15.1% and our revenue grew 29.7% (or 32.7% at constant rates), fuelled by robust growth from Global Travel Retail and a performance that further demonstrates Modern Oral's potential in Emerging Markets.

*
Volume share is based uoon the Top Oral and Modern Oral markets which are defined as the Top markets by industry revenue, being the U.S., Sweden,  Denmark, Norway, Switzerland, UK and Poland, accounting for c.90% of total industry Modern Oral revenue in 2024.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Category Performance Review
Continued

Combustibles
–	Volume and value share down 10 bps*, growth in the U.S. more than offset by AME and APMEA.
–	Excluding currency, positive revenue and category contribution growth driven by the U.S. and AME.
–	Return to growth in the U.S., with revenue up 1.1% (or 3.8% at constant rates) as price/mix more than offset volume decline.
–	Resilient AME performance with revenue down 3.5%, or up 2.8% at constant rates, driven by Brazil, Türkiye and Romania.
–	APMEA revenue declined 12.0%, or 7.9% at constant rates, impacted by Australia and Bangladesh with volume down 14.1%.

Group cigarette volume was down 8.7% to 229 billion sticks as volume growth in Brazil and Türkiye was more than offset by lower volume in a number of markets, mainly driven by Bangladesh, the U.S. and Poland and market exits (including Mali).

Revenue from combustibles declined 3.5% to £9,515 million. Our performance was negatively impacted by a translational foreign exchange headwind, with revenue up 0.8% at constant rates as continued robust price/mix of 9.6% was partly offset by the lower volume (down 8.8%).
Excluding the impact of translational foreign exchange:

–
In the U.S., revenue increased 3.8%, as price/mix (+11.4%) more than offset a 7.6% reduction in volume. While this was marginally lower than the industry volume decline of 8.3%, our volume was negatively impacted in 2024 by the phasing of wholesaler inventory. Our volume share was up 10 bps and value share was up 20 bps following the actions taken in 2024 to improve performance;

–
In AME, higher revenue (up 2.8%) was largely driven by higher volume and pricing in both Brazil and Türkiye. These factors combined with robust pricing in Romania and Poland to more than offset a reduction in revenue in Canada; and

–
In APMEA, revenue declined 7.9% due to fiscal and regulatory headwinds in Australia and Bangladesh, which more than offset higher revenue in the remainder of the region, notably in Pakistan, Nigeria and Indonesia.

*
Volume and value share are based upon the Top cigarette markets which are defined as the Top cigarette markets by industry revenue, being the U.S., Japan, Brazil, Germany, Pakistan, Mexico and Romania, accounting for c.60% of total industry cigarettes revenue in 2024.

Traditional Oral
Group volume declined 10.4% to 2.8 billion stick equivalents. Total revenue was £542 million, down 2.4% but flat at constant rates.
In the U.S., which accounts for 96% of the Group's revenue from the category, revenue declined 0.4% at constant rates, as price/mix (+9.1%) was more than offset by lower volume (down 9.5%) due to the continued cross-category use of Modern Oral.
Value share in Traditional Oral decreased 40 bps, with volume share down 20 bps.

Beyond Nicotine
Btomorrow Ventures has completed 29 investments since its launch in 2020 and continues to invest in innovative, consumer-led brands, new science and technologies.

The Group has continued its  exploration in the Wellbeing and Stimulation category with Ryde: functional shots now selling in the U.S. on Amazon and in Texas retailers in addition to Australia and Canada.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information

Cash flow
We continue to make good progress on de-leveraging our balance sheet, driven by continued strong cash generation.
Cash flow is typically weighted to the second half of the year.

Our active capital allocation framework considers the continued investment in our transformation, the macro-environment, and potential future litigation and regulatory outcomes.

We understand the importance of cash returns to shareholders, and remain committed to our progressive dividend based upon 65% of long-term sustainable earnings.

Subsequent to recognising the dilutive effect of share issuances under the Company's Employee Share Option Scheme, which reduced BAT's shareholding from 25.45% (31 December 2024) to 25.43%, in May 2025, we monetised a further portion of our ITC stake (further lowering our holding from 25.43% to 22.93% at 30 June 2025), realising £1.1 billion and enabling an increase in our sustainable share buy-back for 2025 from £0.9 billion to £1.1 billion.

	For six months to 30 June
	2025	2024	Change
	£m	£m	%
Net cash generated from operating activities	2,309	3,165	-27.0%

	As at 30 June
	2025	2024	Change
	£m	£m	%
Borrowings (including lease liabilities)	35,208	40,158	-12.3%

In the Group’s cash flow statement, prepared in accordance with IFRS and presented on page 22, net cash generated from operating activities declined by 27.0% to £2,309 million. This was largely due to the previously announced:
–
deferral of £700 million (US$895 million) of tax payments in the U.S. from 2024 to 2025, partly offset by a deferral in 2025 from the first half of the year to the second half (£209 million / US$271 million); and

–
payment related to the Franked Investment Income Group Litigation Order (FII GLO) of £368 million. The Group will make a further payment in H2 2025 of £111 million, followed by payments of £222 million in 2026 and £43 million in 2027 (see page 36).

These were partly offset by payments in the first half of 2024 in respect of the DOJ and OFAC (£267 million) that did not repeat.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information
Continued

Borrowings and net debt
Borrowings (which includes lease liabilities) were £35,208 million at 30 June 2025, a decrease of 12.3% compared to £40,158 million at 30 June 2024 (31 December 2024 : £36,950 million).

The Group remains confident of its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

The Group’s average centrally managed debt maturity was 10.0 years at 30 June 2025 (30 June 2024: 9.2 years; 31 December 2024: 9.5 years), and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 15.3% (30 June 2024: 15.6%; 31 December 2024: 14.8%).

The Group defines net debt as borrowings (including related derivatives and lease liabilities), less cash and cash equivalents (including restricted cash) and current investments held at fair value. Closing net debt was £30,342 million at 30 June 2025 (30 June 2024: £33,658 million; 31 December 2024: £31,253 million).

A reconciliation of borrowings to net debt is provided below.

	As at 30 June			As at 31 December
	2025	2024	Change	2024
	£m	£m	%	£m
Borrowings (including lease liabilities)	(35,208)	(40,158)	-12.3%	(36,950)
Derivatives in respect of net debt	(27)	(130)	-79.2%	(113)
Cash and cash equivalents	4,404	5,934	-25.8%	5,297
Current investments held at fair value	489	696	-29.7%	513
Net debt	(30,342)	(33,658)	-9.9%	(31,253)
Maturity profile of net debt:
Net debt due within one year	1,573	(686)	n/m	1,545
Net debt due beyond one year	(31,915)	(32,972)	-3.2%	(32,798)
Net debt	(30,342)	(33,658)	-9.9%	(31,253)
n/m not meaningful

Impacting the carrying value of net debt are:
–	Cash payments related to share schemes and investing activities of £47 million (30 June 2024: £103 million);
–	£1,052 million (30 June 2024: £1,577 million) net proceeds from the partial monetisation of our investment in ITC;
–	The purchase of £450 million (30 June 2024: £366 million) of own shares under the Group’s 2025 share buy-back programme;
–
Other non-cash movements of £120 million (30 June 2024: £619 million) with the prior year impacted by the repurchase of series of bonds in May 2024 as part of the Group's debt liability management exercise; and

–	Foreign exchange impacts related to the revaluation of foreign currency denominated net debt balances being a net tailwind of £1,611 million (30 June 2024: £269 million headwind).

Investments held at fair value through profit and loss above include restricted amounts of £427 million (31 December 2024: £437 million) due to investments held by subsidiaries in CCAA protection, as well as £17 million (31 December 2024: £60 million) subject to potential exchange control restrictions.

Cash and cash equivalents include restricted amounts of £2,047 million (31 December 2024: £2,072 million) due to subsidiaries in CCAA protection, as well as £255 million (31 December 2024: £339 million) principally due to exchange control restrictions.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Financial Information
Continued

Foreign currencies
The principal exchange rates used to convert the results of the Group’s foreign operations to pounds sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average for the period ended			As at
	30 June		31 December	30 June		31 December
	2025	2024	2024	2025	2024	2024
Australian dollar	2.045	1.922	1.937	2.091	1.893	2.023
Bangladeshi taka	158.273	141.684	147.803	168.176	149.132	149.662
Brazilian real	7.468	6.431	6.893	7.479	7.021	7.737
Canadian dollar	1.828	1.718	1.751	1.870	1.730	1.801
Chilean peso	1,238.902	1,190.267	1,206.394	1,279.119	1,193.216	1,245.543
Euro	1.187	1.170	1.181	1.167	1.179	1.209
Indian rupee	111.763	105.275	106.952	117.521	105.410	107.223
Japanese yen	192.489	192.515	193.583	197.940	203.343	196.827
Romanian leu	5.939	5.821	5.877	5.929	5.870	6.018
South African rand	23.859	23.692	23.423	24.353	23.082	23.633
Swiss franc	1.118	1.125	1.125	1.091	1.136	1.135
US dollar	1.298	1.265	1.278	1.370	1.264	1.252

Other Information

Risks and uncertainties
The Board carried out a robust assessment of the Principal Risks and uncertainties facing the Group for the period, including those that would threaten its business model, future performance, solvency, liquidity and viability. The Board also maintained close oversight of the Group’s response to critical external uncertainties, recognising current macro-economic and geopolitical challenges.

All Group risks are reviewed biannually by the Audit Committee and annually by the Board. During the period, the risk related to "Litigation" was renamed "Litigation and external investigations" and the risk related to "Circular economy" was renamed "Circularity", reflecting the nature of the risk. There were no changes to the underlying risks.

Sustainability is core to the Group’s long-term business strategy and sustainability risk factors are embedded across the Group’s risks in accordance with the Group's Risk Management Framework.

The Principal Risks facing the Group are summarised under the headings of:
–	Competition from illicit trade;
–	Geopolitical tensions;
–	Tobacco, New Categories and other regulation interrupts the growth strategy;
–	Supply chain disruption;
–	Litigation and external investigations;
–	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
–	Inability to develop, commercialise and deliver the New Categories strategy;
–	Disputed taxes, interest and penalties;
–	Injury, illness or death in the workplace;
–	Solvency and liquidity;
–	Foreign exchange rate exposures;
–	Climate change;
–	Circularity; and
–	Cyber security.

A summary of all the risk factors (including the Principal Risks) which are monitored by the Board through the Group’s risk register are set out on pages 414 to 435 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024. All the Group’s risks should be read in the context of the forward-looking statements on page 44 of this Half-Year Report.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued

Update on Quebec class action, CCAA and the Proposed Plans in Canada
As previously announced, on 17 October 2024, the court-appointed Mediator’s and Monitor’s plan of compromise and arrangement was filed in the Ontario Superior Court of Justice. Substantially similar proposed plans were also filed for Rothmans, Benson & Hedges Inc. (RBH, a subsidiary of Philip Morris International Inc.) and JTI-Macdonald Corp. (JTIM, a subsidiary of Japan Tobacco International) (collectively, the Proposed Plans).

Under the Proposed Plans, ITCAN, RBH and JTIM (the Companies) would pay an aggregate settlement amount of CAD$32.5 billion (approximately £17.4 billion). This amount would be funded by:

– an upfront payment equal to all the Companies’ cash and cash equivalents on hand (including investments held at fair value) plus certain court deposits (subject to an aggregate industry withholding of CAD$750 million (approximately £401 million)) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and

– annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid.

On 31 October 2024, the court granted certain orders pursuant to which the Proposed Plans were accepted for filing. On 12 December 2024, the Proposed Plans were approved by the requisite majorities of the creditors. On 6 March 2025, the Court sanctioned an amended version of the Proposed Plans (hereinafter referred to as the Approved Plans), wherein the aggregate industry withholding of CAD$750 million was allocated to RBH. In this sanction order, the Court has also extended the stays of litigation up to the implementation date of the Approved Plans.

The Approved Plans resolve all Canadian tobacco litigation and provide a full and comprehensive release to ITCAN, BAT p.l.c. and all related companies for all past, present and future tobacco claims in Canada.

In line with IFRS 10 Consolidated Financial Statements, ITCAN is consolidated in the Group’s results.

Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, when there is an expected future economic outflow, arising from a past event, the value of which can be reasonably estimated, a provision should be recognised.  A provision of £6.2 billion was recognised in 2024.

It is expected that approximately £2.6 billion will be paid in the second half of 2025 in relation to the upfront payment.

In the six months to 30 June 2025, the Group's estimated share of the undiscounted future liability has not materially changed. However, the Group has recognised a net credit of £575 million as the provision recognised in relation to the Canadian litigation settlement was updated in line with the latest forecast of the Canadian combustibles industry performance, impacting the present value of the future liability described on page 26. The update was, in particular, in respect of pricing and volume decline assumptions, The net credit has been treated as an adjusting item.

At 30 June 2025, restricted cash in ITCAN was £2,047 million and restricted investments held at fair value were £427 million, with goodwill recognised on the balance of the Group at £2,148 million.

Please refer to “Contingent Liabilities and Financial Commitments” below (page 34) and the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024 (note 12 Intangible Assets and note 31 Contingent Liabilities and Financial Commitments) for a full discussion of the case and the assessment of goodwill.

There has been no trigger to further reassess goodwill for impairment at 30 June 2025.

Adjusted performance:

As the Chief Operating Decision Maker, the Management Board (from 1 January 2025) assesses the performance of the Group by reviewing adjusted profit from operations as adjusted for Canada using the prior year translational exchange rate (constant rate) to evaluate segment performance and allocate resources to the overall business on a regional basis.

This new measure, being adjusted profit from operations as adjusted for Canada, at constant rates, recognises a charge calculated in line with the Approved Plans – based on a percentage of Imperial Tobacco Canada Limited's and Imperial Tobacco Company Limited's (together ITCAN) adjusted profit from operations from all sources in Canada, excluding New Categories. This charge will continue until the aggregate settlement amount is paid. This is reflected in the adjusted performance of the Group and is referred to as “as adjusted for Canada”. This approach presents the economic delivery from the AME region in a manner comparable to that of the other regions in the Group.

Due to the uncertain nature of the timing of the implementation of the settlement on the Group’s 2025 results, for the purposes of 2025 versus 2024 this charge is 100% of the adjusted profit from operations from all sources in Canada, excluding New Categories.

From 2026 (assuming the Approved Plans as sanctioned by the Court on 6 March 2025 have been implemented in 2025), this charge will (following the underlying terms of the Approved Plans) be 85% of the adjusted profit from operations earned in Canada from all sources, excluding New Categories, reducing in future periods in line with the Approved Plans.

Also from 1 January 2025, the Group has recognised an adjusting charge in net finance costs in respect of interest earned on the restricted cash held in Canada that will be paid as part of the upfront settlement payment. This is adjusted out from the current year and comparator performance, as the interest income is not representative of the ongoing business.

Update on investigations and other proceedings
The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate.

In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products.  As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information
Continued

Operational and process review
To further support our transformation and underpin investment initiatives to drive long-term sustainable profit and cash flow growth, we have started a structured time-bound programme to review processes and ways of working which will generate efficiencies and facilitate faster, more agile and effective decision making.

This programme includes a comprehensive review of our overhead optimisation opportunities, route to market and digitalisation, in order to deliver more effective, data-driven digital ways of working.

It is expected to generate annualised cost efficiencies and cash flow which will be re-invested to support further sustainable growth initiatives.
We expect associated one-off costs of £500 million, which as a one-off time bound programme and, to aid comparison of performance, c.£350 million will be treated as adjusting items having commenced in H1 2025 and which are expected to complete in 2027.

Changes to the Main Board and Management Board
As previously disclosed, the following Board changes have taken place:
–	Karen Guerra joined the Remuneration Committee and stepped down from the Audit Committee with effect from 10 February 2025;
–	Uta Kemmerich-Keil joined the Board as an independent Non-Executive Director and member of the Audit and Nominations Committees with effect from 17 February 2025; and
–	Murray S. Kessler stepped down from the Board with effect from 17 February 2025 and did not stand for re-election at the Annual General Meeting in April 2025.

As announced on 14 July 2025, the following Management Board changes will take place:
–	Michael Dijanosic, Regional Director, Asia Pacific, Middle East and Africa (APMEA) will step down from his role and from the Management Board on 31 December 2025; and
–
Pascale Meulemeester will be appointed as Regional Director Designate (APMEA), with effect from 1 September 2025 and then as Regional Director, APMEA, and a member of the Management Board with effect from 1 January 2026.

Going concern
A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, as well as risks associated with the business, are set out in the Strategic Report and in the Notes on the Accounts, all of which are included in the Group's Annual Report and Accounts and Form 20-F for the year ended 31 December 2024, and available on the Group's website, www.bat.com.

This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2025 and of the financial position and liquidity position at 30 June 2025.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty, the current macro-economic financial conditions and the general outlook in the global economy.

After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

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BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)

Group Income Statement
	Six months ended 30 June
	2025	2024
	£m	£m
Revenue[1]	12,069	12,340
Raw materials and consumables used	(2,166)	(2,304)
Changes in inventories of finished goods and work in progress	185	140
Employee benefit costs	(1,463)	(1,375)
Depreciation, amortisation and impairment costs	(1,192)	(1,620)
Other operating income	54	223
Loss on reclassification from amortised cost to fair value	(5)	(4)
Other operating expenses	(2,413)	(3,142)
Profit from operations	5,069	4,258
Net finance costs	(969)	(305)
Share of post-tax results of associates and joint ventures	1,474	1,647
Profit before taxation	5,574	5,600
Taxation on ordinary activities	(1,009)	(1,041)
Profit for the period	4,565	4,559
Attributable to:
Owners of the parent	4,512	4,492
Non-controlling interests	53	67
	4,565	4,559
Earnings per share
Basic	204.6p	201.1p
Diluted	203.6p	200.3p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 23 to 39 form an integral part of this condensed consolidated financial information.

1.	Revenue is net of duty, excise and other taxes of £15,515 million and £16,509 million for the six months ended 30 June 2025 and 30 June 2024, respectively.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued

Group Statement of Comprehensive Income
	Six months ended 30 June
	2025	2024
	£m	£m
Profit for the period (page 17)	4,565	4,559
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:	(4,255)	(19)
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	(4,360)	(123)
– net investment hedges - net fair value gains/(losses) on derivatives	221	(7)
– net investment hedges - differences on exchange on borrowings	(13)	8
Cash flow hedges
– net fair value (losses)/gains	(45)	51
– reclassified and reported in profit for the period	23	17
– tax on net fair value (losses)/gains in respect of cash flow hedges	7	(23)
Associates
– share of OCI, net of tax	(135)	15
– differences on exchange reclassified to profit or loss	47	43
Items that will not be reclassified subsequently to profit or loss:	(6)	50
Retirement benefit schemes
– net actuarial (losses)/gains	(37)	21
– movements in surplus restrictions	(39)	(24)
– tax on actuarial (losses)/gains and movements in surplus restrictions	5	1
Investments held at fair value
– net fair value gains	70	—
Associates – share of OCI, net of tax	(5)	52
Total other comprehensive (expense)/income for the period, net of tax	(4,261)	31
Total comprehensive income for the period, net of tax	304	4,590

Attributable to:
Owners of the parent	279	4,526
Non-controlling interests	25	64
	304	4,590

The accompanying notes on pages 23 to 39 form an integral part of this condensed consolidated financial information.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued

Group Statement of Changes in Equity
At 30 June 2025	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2025	585	26,665	(902)	21,610	47,958	1,685	352	49,995
Total comprehensive (expense)/income for the period comprising: (page 18)	—	—	(4,160)	4,439	279	—	25	304
Profit for the period (page 17)	—	—	—	4,512	4,512	—	53	4,565
Other comprehensive expense for the period (page 18)	—	—	(4,160)	(73)	(4,233)	—	(28)	(4,261)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	5	—	5	—	—	5
Employee share options
–value of employee services	—	—	—	35	35	—	—	35
–proceeds from new shares issued	—	1	—	—	1	—	—	1
–treasury shares used for share option schemes	—	1	—	(1)	—	—	—	—
Dividends and other appropriations
–ordinary shares	—	—	—	(2,609)	(2,609)	—	—	(2,609)
–to non-controlling interests	—	—	—	—	—	—	(74)	(74)
Purchase of own shares
–held in employee share ownership trusts	—	—	—	(61)	(61)	—	—	(61)
–share buy-back programme and cancelled shares	(4)	4	—	(450)	(450)	—	—	(450)
Other movements	—	—	—	31	31	—	—	31
Balance at 30 June 2025	581	26,671	(5,057)	22,994	45,189	1,685	303	47,177

At 30 June 2024	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2024	614	26,630	(894)	24,531	50,881	1,685	368	52,934
Total comprehensive income for the period comprising: (page 18)	—	—	36	4,490	4,526	—	64	4,590
Profit for the period (page 17)	—	—	—	4,492	4,492	—	67	4,559
Other comprehensive income/(expense) for the period (page 18)	—	—	36	(2)	34	—	(3)	31
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	11	—	11	—	—	11
Employee share options
–value of employee services	—	—	—	30	30	—	—	30
–proceeds from new shares issued	—	4	—	—	4	—	—	4
Dividends and other appropriations
–ordinary shares	—	—	—	(2,603)	(2,603)	—	—	(2,603)
–to non-controlling interests	—	—	—	—	—	—	(74)	(74)
Purchase of own shares
–held in employee share ownership trusts	—	—	—	(93)	(93)	—	—	(93)
–share buy-back programme and cancelled shares, including treasury shares	(25)	25	—	(366)	(366)	—	—	(366)
Other movements	—	—	—	36	36	—	—	36
Balance at 30 June 2024	589	26,659	(847)	26,025	52,426	1,685	358	54,469

The accompanying notes on pages 23 to 39 form an integral part of this condensed consolidated financial information.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued

Group Balance Sheet
	As at 30 June		As at 31 December
	2025	2024	2024
	£m	£m	£m
Assets
Intangible assets	86,223	94,700	94,276
Property, plant and equipment	4,159	4,427	4,379
Investments in associates and joint ventures	1,533	1,937	1,902
Retirement benefit assets	841	940	937
Deferred tax assets	2,434	953	2,573
Trade and other receivables	283	318	282
Investments held at fair value	737	122	146
Derivative financial instruments	141	100	110
Total non-current assets	96,351	103,497	104,605
Inventories	5,088	5,334	4,616
Income tax receivable	108	100	67
Trade and other receivables	3,475	3,637	3,604
Investments held at fair value	489	696	513
Derivative financial instruments	302	159	186
Cash and cash equivalents	4,404	5,934	5,297
	13,866	15,860	14,283
Assets classified as held-for-sale	9	12	11
Total current assets	13,875	15,872	14,294
Total assets	110,226	119,369	118,899
Equity – capital and reserves
Share capital	581	589	585
Share premium, capital redemption and merger reserves	26,671	26,659	26,665
Other reserves	(5,057)	(847)	(902)
Retained earnings	22,994	26,025	21,610
Owners of the parent	45,189	52,426	47,958
Perpetual hybrid bonds	1,685	1,685	1,685
Non-controlling interests	303	358	352
Total equity	47,177	54,469	49,995
Liabilities
Borrowings	31,904	32,852	32,638
Retirement benefit liabilities	769	852	820
Deferred tax liabilities	10,432	11,878	11,679
Other provisions for liabilities	3,212	271	4,071
Trade and other payables	586	788	685
Derivative financial instruments	150	217	268
Total non-current liabilities	47,053	46,858	50,161
Borrowings	3,304	7,306	4,312
Income tax payable	1,172	1,184	1,681
Other provisions for liabilities	3,089	416	3,044
Trade and other payables	8,243	9,017	9,550
Derivative financial instruments	188	119	156
Total current liabilities	15,996	18,042	18,743
Total equity and liabilities	110,226	119,369	118,899

The accompanying notes on pages 23 to 39 form an integral part of this condensed consolidated financial information.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Interim Financial Statements (unaudited)
Continued

Group Cash Flow Statement
	Six months ended 30 June
	2025	2024
	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 31)	3,717	4,122
Dividends received from associates	168	196
Tax paid	(1,576)	(1,153)
Net cash generated from operating activities	2,309	3,165
Cash flows from investing activities
Interest received	85	84
Purchases of property, plant and equipment	(103)	(116)
Proceeds on disposal of property, plant and equipment	21	50
Purchases of intangibles	(42)	(31)
Proceeds on disposal of intangibles	8	—
Purchases of investments	(59)	(206)
Proceeds on disposals of investments	73	99
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(23)	(24)
Net proceeds from disposal of shares in associate, net of tax	1,052	1,577
Net cash generated from investing activities	1,012	1,433
Cash flows from financing activities
Interest paid on borrowings and financing related activities	(879)	(889)
Interest element of lease liabilities	(21)	(18)
Capital element on lease liabilities	(95)	(83)
Proceeds from increases in and new borrowings	3,552	2,370
Reductions in and repayments of borrowings	(3,047)	(1,502)
Outflows relating to derivative financial instruments	(445)	(115)
Purchases of own shares - share buy-back programme	(450)	(366)
Purchases of own shares held in employee share ownership trusts	(61)	(93)
Dividends paid to owners of the parent	(2,609)	(2,605)
Dividends paid to non-controlling interests	(63)	(62)
Other	1	5
Net cash used in financing activities	(4,117)	(3,358)
Net cash flows (used in)/generated from operating, investing and financing activities	(796)	1,240
Differences on exchange	(144)	(63)
(Decrease)/increase in net cash and cash equivalents in the year	(940)	1,177
Net cash and cash equivalents at 1 January	5,104	4,517
Net cash and cash equivalents at period end	4,164	5,694
Cash and cash equivalents per balance sheet	4,404	5,934
Overdrafts and accrued interest	(240)	(240)
Net cash and cash equivalents at period end	4,164	5,694

The accompanying notes on pages 23 to 39 form an integral part of this condensed consolidated financial information.

The net cash flows relating to the adjusting items within profit from operations on pages 25 to 26, included in the above, are an outflow of £430 million (30 June 2024: £339 million).

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements

1. Accounting policies and basis of preparation
The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2025. The condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited.

This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 and should be read in conjunction with the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024, including the audited financial statements for the year ended 31 December 2024, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024 represent the statutory accounts for that year and have been filed with the Registrar of Companies.

These condensed consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report and Form 20-F for the year ended 31 December 2024.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. Other than in respect of certain assumptions related to the assessment of the carrying value of goodwill and intangible assets, the key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2024, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. As described on page 26, the Group has assessed whether there are any impairment triggers related to the carrying value of the significant investments of goodwill and intangibles. Other than as described on page 26 in relation to the Peru cash-generating unit (CGU), no other impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

As discussed on page 14, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this condensed consolidated financial information and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

2. Segmental analyses
New measure in 2025
As the Chief Operating Decision Maker, the Management Board (from 1 January 2025) assesses the performance of the Group by reviewing adjusted profit from operations as adjusted for Canada using the prior year translational exchange rate (constant rate) to evaluate segment performance and allocate resources to the overall business on a regional basis.

This new measure, being adjusted profit from operations as adjusted for Canada, at constant rates, recognises a charge calculated in line with the Approved Plans – based on a percentage of Imperial Tobacco Canada Limited's and Imperial Tobacco Company Limited's (together ITCAN) adjusted profit from operations from all sources in Canada, excluding New Categories. This charge will continue until the aggregate settlement amount is paid. This is reflected in the adjusted performance of the Group and is referred to as “as adjusted for Canada”. This approach presents the economic delivery from the AME region in a manner comparable to that of the other regions in the Group.

Due to the uncertain nature of the timing of the implementation of the settlement on the Group’s 2025 results, for the purposes of 2025 versus 2024 this charge is 100% of the adjusted profit from operations from all sources in Canada, excluding New Categories.

From 2026 (assuming the Approved Plans as sanctioned by the Court on 6 March 2025 have been implemented in 2025), this charge will (following the underlying terms of the Approved Plans) be 85% of the adjusted profit from operations earned in Canada from all sources, excluding New Categories, reducing in future periods in line with the Approved Plans.

Please refer to page 35 for a definition of Approved Plans and an update on the Canadian Litigation.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

2. Segmental analyses (continued)
Revenue by segment
The following table shows 2025 revenue at 2025 rates of exchange, and 2025 revenue translated using 2024 rates of exchange. The 2024 figures are stated at the 2024 rates of exchange.

Six months ended 30 June	2025			2024
	Reported	Exchange	Reported at CC2	Reported
Revenue[1]	£m	£m	£m	£m
U.S.	5,432	143	5,575	5,378
AME	4,281	249	4,530	4,376
APMEA	2,356	106	2,462	2,586
Total Region	12,069	498	12,567	12,340

Notes to the analysis of revenue above:

1.	There are no adjusting items within revenue.
2.	CC: constant currency – measures are calculated based upon a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

Profit from operations by segment
The following table shows 2025 profit from operations and adjusted profit from operations at 2025 rates of exchange, and 2025 adjusted profit from operations as adjusted for Canada3 translated using 2024 rates of exchange.

The 2024 figures are stated at the 2024 rates of exchange.

Six months ended 30 June	2025
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Canada at CC2	As adj. for Canada[3] at CC2
	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
U.S.	2,255	808	3,063	87	3,150	—	3,150
AME	1,969	(495)	1,474	76	1,550	(164)	1,386
APMEA	845	12	857	42	899	—	899
Total Region	5,069	325	5,394	205	5,599	(164)	5,435
Net finance costs	(969)
Associates and joint ventures	1,474
Profit before tax	5,574
Taxation	(1,009)
Profit for the period	4,565

Six months ended 30 June	2024
	Reported	Adj Items[1]	Adjusted	Adj for Canada[3]	As adjusted for Canada[3]
	£m	£m	£m	£m	£m
Profit from Operations
U.S.	1,775	1,278	3,053	—	3,053
AME	1,473	14	1,487	(232)	1,255
APMEA	1,010	14	1,024	—	1,024
Total Region	4,258	1,306	5,564	(232)	5,332
Net finance costs	(305)
Associates and joint ventures	1,647
Profit before tax	5,600
Taxation	(1,041)
Profit for the period	4,559

Notes to the analysis of profit from operations above:

1.	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.	CC: constant currency – measures are calculated based upon a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.
3.	As adjusted for Canada excludes the performance of the Canadian business (excluding New Categories).

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

3. Adjusting Items
Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s non-GAAP measures of New Categories revenue, smokeless revenue as a proportion of total revenue, adjusted profit from operations, adjusted operating margin, adjusted diluted earnings per share, adjusted net finance costs and adjusted taxation, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations, diluted earnings per share, net finance costs and taxation.

In addition, the non-GAAP measures of adjusted profit from operations, adjusted operating margin, adjusted diluted earnings per share, adjusted net finance costs and adjusted taxation are presented with the additional adjustment to reflect the settlement of the Canadian litigation, and are referred to as "as adjusted for Canada" (as discussed above). Such measures are also reconciled from revenue, profit from operations, diluted earnings per share, net finance costs and taxation. These are collectively the Group's principal non-GAAP measures.

Adjusting items included in profit from operations
Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.
In summary, in the six months ended 30 June 2025, the Group incurred £325 million (30 June 2024: £1,306 million) of adjusting items within profit from operations:

	Six months ended 30 June
	2025	2024
	£m	£m
(a) Restructuring and integration costs	13	—
(b) Amortisation and impairment of trademarks and similar intangibles	804	1,295
(b) Impairment of goodwill	72	—
(c) Romania other taxes	(22)	—
(c) Credit in respect of settlement of historical litigation in relation to the Fox River	—	(132)
(c) Charges in respect of DOJ and OFAC investigations	—	4
(c) Other adjusting items (including Engle)	30	133
(d) Changes in provision in relation to Canada Approved Plans	(575)	—
Charges in connection with disposal of an associate	3	6
Total adjusting items included in profit from operations	325	1,306

(a) Restructuring and integration costs
To further support our transformation and underpin investment initiatives to drive long-term sustainable profit and cash flow growth, we have started a structured time-bound programme to review processes and ways of working which will generate efficiencies and facilitate faster, more agile and effective decision making.

This programme includes a comprehensive review of our overhead optimisation opportunities, route to market and digitalisation, in order to deliver more effective, data-driven digital ways of working.

We expect associated one-off costs of £500 million, which as a one-off time bound programme and, to aid comparison of performance, c.£350 million will be treated as adjusting items having commenced in H1 2025 and which are expected to complete in 2027.

(b) Amortisation and impairment of trademarks and similar intangibles
(b)(i) Amortisation
Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 30 years. The amortisation and impairment charge of £804 million (30 June 2024: £1,295 million) is included in depreciation, amortisation and impairment costs in the income statement.

The reduction in charge in the first six months of 2025, compared to 2024, reflects an impairment charge in respect of Camel Snus (£472 million) that was recognised in the prior period and did not repeat.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

3. Adjusting Items (continued)
Adjusting items included in profit from operations (continued)
(b)(ii) Ongoing impairment review of trademarks and similar assets
The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. In preparing the Half-Year Report for the six months ended 30 June 2025, the Group has assessed if any impairment indicators exist requiring a further detailed impairment assessment to be undertaken.

Subsequent to the FDA announcement on 28 April 2022 of a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, the FDA formally submitted the final product standard to the Office of Management and Budget on 18 October 2023 for review. Following delays, in January 2025, the Trump administration formally withdrew the product standard from consideration by the Office of Management and Budget. Management notes that the timetable for any final product standard remains uncertain.

On 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. On 15 January 2025, in the final days of the outgoing Biden administration, the FDA issued a proposed product standard whereby the agency would limit nicotine levels in cigarettes following a two-year effective date from publication of any final rule. The proposed product standard is currently open to public comment until 15 September 2025.

Management notes that the FDA proposed product standard does not itself constitute a restriction on nicotine levels in cigarettes, and any proposed product standard must still go through the established comprehensive U.S. rule-making process, the timetable and outcome of which remains uncertain. Management also notes that it is not known whether or when this proposed product standard will be finalised, and whether the final product standard will be the same as or similar to the proposed product standard.

No further changes have occurred in the legislative environment, nor in the macro-economic environment, during the six months ended 30 June 2025 that present an indicator of a potential impairment for either Reynolds American goodwill or for the definite- or indefinite-lived brands.

As part of the standard year-end impairment process, a detailed impairment review will be undertaken for all trademarks in line with IAS 36 Impairment of Assets. This will include the entire Reynolds American portfolio to ensure the book values remain supportable.

For the Canadian CGU, no indicators of impairment have been identified as part of the half-year reporting. However, the Group will continue to closely monitor key performance drivers of the business as part of the annual impairment review for the year ending 2025.

(b)(iii) Impairment of goodwill
An impairment trigger was identified in respect of the Peru CGU driven by persistent market deterioration caused by the growth in illicit volume in the combustibles market. Consequently, a full impairment review has been undertaken, where the recoverable amount of the CGU has been determined using the value-in-use basis.

The value-in-use calculation uses cash flows based on detailed financial budgets prepared by Management covering a one-year period extrapolated over a five-year horizon with the terminal value decline rate of 4% and pre-tax discount rate of 16.3%. As a result of market deterioration, goodwill associated with the Peru CGU has been fully impaired by £72 million.

(c) Other
In the six months ended 30 June 2025, the Group incurred a net charge of £8 million (30 June 2024: £5 million) of other adjusting items. These included:
–
A credit of £22 million (30 June 2024: £nil million) in respect of the partial release of a provision recognised in December 2024 in relation to an excise assessment of activities undertaken in the Ploiesti factory in Romania; and

–	Other costs of £30 million (30 June 2024: £133 million), mainly related to litigation costs including Engle progeny cases.

In the six months ended 30 June 2024, the Group also benefited from a credit of £132 million in respect of the settlement of historical litigation related to the Fox River in the U.S. More information on the historical litigation related to the clean up costs of the Fox River can be found in Note 31 to the 2024 Annual Report and Accounts and Form 20-F.

Also, in 2024, a charge of £4 million was recognised in respect of interest accruing on the settlement due to the DOJ and OFAC regarding investigations into alleged historical breaches of sanctions.

(d) Changes in provision in relation to Canada Approved Plans
A net credit of £575 million was recognised in relation to the Approved Plans in Canada. The Group's estimated share of the undiscounted future liability has not materially changed, however the Group has recognised a credit to the income statement as the provision recognised in respect of the Canadian litigation settlement was updated in line with the latest forecast of the Canadian combustibles industry performance, impacting the present value of the future liability. The update was, in particular, in respect of pricing and volume decline assumptions. Based on our current estimate, it is expected that payments in respect of our estimated share of the future liability will continue for at least 40 years. The pre-tax discount rate increased from 3.27% at 31 December 2024 to 3.62% at 30 June 2025. This credit was partially offset by the change in the industry holdback associated with the upfront payment. At 30 June 2025, net of translational FX movements, unwinding of discount and the above factors, the current provision for the upfront payment is £2,573 million (31 December 2024: £2,456 million) and the non-current provision for the future payments is £2,897 million (31 December 2024: £3,747 million). Refer to note 4 for the unwinding of the discount in the six months to 30 June 2025 and refer to note 14 for further information on the Approved Plans.

Management uses judgement to determine the key assumptions used to calculate the present value of the provision. Changes to key assumptions can significantly impact the amount expected to be paid and the years over which payments are expected to be made. The key assumptions used to calculate the provision are the rate at which volumes will decline and future pricing plans. The impact of reasonably possible changes to these key assumptions are assessed on an individual basis and have therefore been considered in isolation. If the rate at which volumes will decline is lower by 3% (less volume decline than expected) compared to the base assumptions, the provision would increase by £338 million.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

3. Adjusting Items (continued)
(d) Changes in provision in relation to Canada Approved Plans (continued)
The delivery of ITCAN's future pricing plans is subject to competitive actions and the relative pricing position of brands and may therefore vary depending on the competitive market conditions. If ITCAN's pricing delivery is 120% of the base assumptions, the provision would increase by £83 million.

Assuming that there is no change to ITCAN's estimated share of the liability, if the performance of the combustibles industry declines, as has been the case during the first half of 2025, whilst the undiscounted liability does not change, the present value of the provision will decrease as the payment period extends further.  A combination of changes in several assumptions, including the future financial performance (excluding New Categories) of ITCAN and each of the other Companies, as defined in note 14, and the performance of the combustibles industry as a whole, may materially impact the provision.

4. Net finance costs
Net finance costs were a charge of £969 million, compared to a charge of £305 million in the same period in 2024.

2025 was impacted by a translational foreign exchange tailwind due to the relative movement of sterling of 1.7%.

The performance in 2025 included a charge of £59 million related to the discounting of the provision associated with the Approved Plans in Canada and £10 million interest on unaffected claims settled post sanctioning of the Approved Plans, treated as adjusting items.

2024 included a net credit of £590 million that did not repeat, related to a previously disclosed capped cash debt tender offer under which the Group repurchased bonds prior to their maturity in a principal amount of £1.8 billion, completed in May 2024 and, including other costs of £3 million, treated as an adjusting item.

The first six months of 2025 included a fair value loss of £4 million (30 June 2024:  £23 million) on embedded derivatives related to associates, a charge of £3 million (30 June 2024:  £15 million) in relation to a tax case in Brazil and interest charges of £3 million (30 June 2024: £5 million) in respect of a tax provision in the Netherlands. These are treated as adjusting items.

The Group's performance was also impacted by finance costs related to the Franked Investment Income Group Litigation Order (FII GLO) of £19 million (30 June 2024: £31 million).

On an adjusted, constant currency basis, net finance costs were £885 million, an increase of 7.8% (30 June 2024: £821 million). This was driven by:

–	Transactional foreign exchange losses arising from revaluation of locally held cash balances and dividend receivables, as well as fair value movements in respect of derivatives and investments;
–
Partially offset by higher interest expense. The Group's average cost of debt has increased to 5.1% (compared to 4.9% at 30 June 2024; excluding adjusting items, being a  £28 million fair value loss on debt-related derivatives, the average cost of debt was 5.3% in 2024); and

–
Higher interest income, driven by higher local deposits and higher interest rates in Brazil and Türkiye, partially offset by the impact of reduced interest rates on interest income earned on cash held in Canada.

Also in 2025, in line with IAS 33 Earnings Per Share, £22 million (30 June 2024: £21 million), net of tax, has been recognised as a deduction to EPS related to the perpetual hybrid bonds issued in 2021, as the coupons paid on such instruments are recognised in equity rather than as a charge to the income statement in net finance costs.

For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 54.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 30.

5. Taxation
The tax rate in the income statement was a charge of 18.1% for the six months to 30 June 2025 (30 June 2024: 18.6%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 25 to 28 and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.

Adjusting items in the six months ended 30 June 2025 included £66 million (30 June 2024: £36 million) mainly reflecting the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in applicable U.S. state tax rates and apportionment factors.

The adjusting tax item also includes £29 million (30 June 2024: £151 million) in respect of the taxation on other adjusting items, which are described on pages 25 to 28.

Refer to page 36 for the FII GLO update.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 30.
Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 30 was 24.4% for the six months to 30 June 2025 (30 June 2024: 24.4%).

A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 56.

The Group has applied the mandatory exemption to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in accordance with IAS 12 Income Taxes.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

6. Results of associates and joint ventures
In the six months to 30 June, the Group’s share of post-tax results of associates and joint ventures decreased from £1,647 million in 2024 to £1,474 million in 2025.

An adjusting gain of £3 million has been recognised, being a deemed gain as the Group’s interest in its associate ITC Ltd (ITC) in India decreased from 25.45% (31 December 2024) to 25.43% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme.

Both periods included an adjusting credit in respect of the sale of ordinary shares held in ITC. On 28 May 2025, the Group disposed of 313,000,000 shares resulting in a provisional gain of £904 million in the first six months of 2025. The sale represents 2.5% of ITC's ordinary shares. Following this sale, the Group's shareholding in ITC decreased further from 25.43% to 22.93% at 30 June 2025. As permitted by IAS 28 Investments in associates and joint ventures, results up to 31 March 2025 have been used in applying the equity method.

On 13 March 2024, the Group announced the completion of the disposal of 436,851,457 ordinary shares representing c.3.5% of ITC's total issued ordinary share capital and roughly 12% of BAT's investment, resulting in a gain of £1,361 million.

Additionally, on 1 January 2025, ITC completed the demerger of its hotels business through a scheme of arrangement. Under this scheme, 60% of the equity in the newly incorporated entity, ITC Hotels Limited (ITC Hotels), was directly allocated to ITC’s shareholders in proportion to their existing shareholding in ITC as of that date. As a result, the Group now holds a direct stake of 15% in ITC Hotels, presented as a non-current investment on the balance sheet and held at fair value.

As part of the demerger accounting, ITC recognised the excess of the fair value over the carrying value of the hotels business as an adjusting item. The Group’s share of this adjusted gain amounted to £333 million (net of tax).

Organigram Holdings Inc (Organigram) acquired Motifs Lab Ltd on 6 December 2024 and the consideration included CAD$40 million of common shares in Organigram which diluted BAT's ownership from 35.09% to 30.6% and resulted in a loss on dilution of £1 million.

On 28 February 2025, BAT made the third tranche investment of CAD$42 million (£23 million) acquiring 5,330,728 preferred shares and 7,562,447 common shares in Organigram at a price of CAD$3.22 per share. As a result of this investment, BAT's ownership in Organigram increased to 36.7%.

One of our associates, VST Industries Limited, recognised an adjusting gain in relation to a sale of land and buildings. The Group's share of this gain is £3 million.

Excluding these adjusting items and the impact of translational foreign exchange, on an adjusted constant currency basis, the Group’s share of post-tax results from associates and joint ventures was lower than in the first half of 2024, down 12.7% to £245 million, partly as a result of the reduction in the Group's shareholding in ITC.

The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 30.

For a full reconciliation of the Group's share of post-tax results of associates and joint ventures to adjusted share of post-tax results of associates and joint ventures, at constant rates of exchange, see page 55.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

7. Earnings per share
Basic earnings per share were up 1.7% to 204.6p (30 June 2024: 201.1p) partly driven by higher profit from operations and by:
–	A gain of £333 million in respect of the demerger of the hotels division of the Group's Indian associate ITC described on page 28 and offset by:
–
A lower provisional gain arising on the partial sale of the Group's investment in ITC in 2025 (£904 million) compared to £1,361 million in 2024 due to a lower number of shares disposed of (2025: 313.0 million shares; 2024: 436.9 million shares) as discussed on page 28; and

–	A credit in 2024, that did not repeat in 2025 of £590 million related to the debt liability management exercise (see page 27).

Basic earnings per share were also positively impacted by the reduction in the number of shares due to the cumulative effect of the 2024 and  2025 share buy-back programme, with 14,075,158 ordinary shares repurchased and cancelled in the six months ended 30 June 2025.

Before adjusting items, the impact of translational foreign exchange and including the dilutive effect of employee share schemes, adjusted diluted earnings per share, at constant rates, declined 0.1% to 169.1p (30 June 2024: 169.3p).

For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share at constant rates, see page 56.

Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In 2025, this was £22 million (30 June 2024: £21 million), net of tax.

	Six months ended 30 June
	2025	2024
	£m	£m
Earnings attributable to owners of the parent	4,512	4,492
Coupon on perpetual hybrid bonds	(29)	(28)
Tax on coupon on perpetual hybrid bonds	7	7
Earnings	4,490	4,471

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.
Earnings per share calculations are based upon the following :

		Reported		Adjusted		Headline
		Basic	Diluted	Basic	Diluted	Basic	Diluted
Six months to 30 June 2025
– Earnings	£m	4,490	4,490	3,573	3,573	3,698	3,698
– Shares	m	2,194	2,205	2,194	2,205	2,194	2,205
– Per share	p	204.6	203.6	162.9	162.0	168.5	167.7
Six months to 30 June 2024
– Earnings	£m	4,471	4,471	3,779	3,779	3,500	3,500
– Shares	m	2,223	2,232	2,223	2,232	2,223	2,232
– Per share	p	201.1	200.3	170.0	169.3	157.5	156.8

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

7. Earnings per share (continued)
Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 25 to 28):
Items presented below are net of tax and non-controlling interests, when applicable.

	Six months ended 30 June
	2025	2024
	pence	pence
Diluted earnings per share	203.6	200.3
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	31.4	44.5
Effect of settlement of historical litigation in relation to the Fox River	—	(5.0)
Effect of the changes in provision in relation to the Approved Plans in Canada	(19.1)	—
Effect of partial disposal of an associate	0.1	0.3
Effect of Romania other taxes	(1.0)	—
Effect of charges in respect of DOJ and OFAC investigations	—	0.2
Effect of restructuring and integration costs	0.2	—
Effect of other adjusting items in operating profit	1.2	4.6
Effect of adjusting items in net finance costs	3.4	(17.4)
Effect of gains related to the partial divestment of shares held in ITC[1]	(41.0)	(61.1)
Tax associated with the partial divestment of shares held in ITC and hotels business demerger[1]	1.6	1.6
Effect of associates’ adjusting items	(15.3)	(0.3)
Effect of adjusting items in respect of deferred taxation	(2.8)	(5.9)
Adjusting items in tax	(0.3)	7.5
Adjusted diluted earnings per share	162.0	169.3
Impact of translational foreign exchange	7.1	—
Adjusted diluted earnings per share translated at 2024 exchange rates	169.1	169.3

1.	The 2025 values of the gains related to the partial divestment of shares held in ITC and associated tax are provisional.

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2023 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	Six months ended 30 June
	2025	2024
	pence	pence
Diluted earnings per share	203.6	200.3
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	3.0	16.8
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	(0.8)	(1.4)
Issue of shares and change in shareholding of an associate	(0.1)	(0.3)
Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange recycled	(38.0)	(58.6)
Diluted headline earnings per share	167.7	156.8

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	Six months ended 30 June
	2025	2024
	£m	£m
Earnings	4,490	4,471
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	68	373
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	(17)	(31)
Issue of shares and change in shareholding of an associate	(2)	(6)
Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange recycled	(841)	(1,307)
Headline earnings	3,698	3,500

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

8. Cash Flow
Net cash generated from operating activities
Net cash generated from operating activities in the IFRS cash flows on page 22 includes the following items:
	Six months ended 30 June
	2025	2024
	£m	£m
Profit for the period	4,565	4,559
Taxation on ordinary activities	1,009	1,041
Share of post-tax results of associates and joint ventures	(1,474)	(1,647)
Net finance costs	969	305
Profit from operations	5,069	4,258
Adjustments for:
– depreciation, amortisation and impairment costs	1,192	1,620
– increase in inventories	(696)	(606)
– increase in trade and other receivables	(1)	(268)
– decrease in Master Settlement Agreement payable	(633)	(868)
– (decrease)/increase in trade and other payables	(565)	321
– decrease in retirement benefit liabilities	(27)	(17)
– decrease in other provisions for liabilities	(634)	(302)
– other non-cash items	12	(16)
Cash generated from operating activities	3,717	4,122
Dividends received from associates	168	196
Tax paid	(1,576)	(1,153)
Net cash generated from operating activities	2,309	3,165

Net cash generated from operating activities declined by £856 million. The reduction was due to the payment in 2025 related to FII GLO of £368 million and due to higher taxes paid as a deferral from 2024 in the U.S. was paid in 2025 although this was partly offset by a deferral in 2025 from the first half of the year to the second half (£209 million / US$271 million).

Also included within net cash generated from operating activities were litigation payments of £410 million (30 June 2024: £298 million) which included, in both 2025 and 2024, payments in respect of Engle progeny cases (see page 35 for further details).

Expenditure on research and development was approximately £174 million for the six months to 30 June 2025 (30 June 2024: £168 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

The Group’s customer factoring arrangements and supplier financing arrangements were disclosed on pages 311 and 329 to 330, respectively, in the 2024 Annual Report and Accounts and Form 20-F for the year ended 31 December 2024. There have been no material changes in these underlying arrangements.

At 30 June 2025, the total amount factored under customer factoring arrangements were £674 million. In addition, where the Group acts as a collection agent for the banks and other financial institutions, the cash collected that has not yet been remitted amounted to £122 million.

Net cash from investing activities
Net cash from investing activities was an inflow of £1,012 million, a decline of £421 million from the same period last year when it was an inflow of £1,433 million. The decline was:
–	largely due to lower net proceeds from the partial monetisation of our investment in ITC (30 June 2025: £1,052 million; 30 June 2024: £1,577 million);
–	partly offset by a net inflow of £14 million (compared to a net outflow of £107 million in the six months ended 30 June 2024) from short-term investment products, including treasury bills.

Purchases of property, plant and equipment were largely in line with 2024, at £103 million (30 June 2024: £116 million).

Included within investing activities is gross capital expenditure. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2025, the Group invested £140 million, a decrease of 4.4% on the prior year (30 June 2024: £146 million). The Group expects its gross capital expenditure in 2025 to be approximately £650 million mainly related to the ongoing investment in the Group’s operational infrastructure, including the expansion of our New Categories portfolio and enhancements to our Modern Oral capacity.

Net cash used in financing activities
Net cash used in financing activities was an outflow of £4,117 million in 2025 (30 June 2024: £3,358 million outflow). The total outflow includes:
–	The payment of the dividend of £2,609 million (30 June 2024: £2,605 million);
–
Interest paid in the period of £879 million (30 June 2024: £889 million), as higher interest charges in line with the increase in the Group's average cost of debt were offset by lower net borrowings and foreign exchange tailwinds;

–	The lower net inflow from issuance of borrowings in 2025 of £505 million (30 June 2024: £868 million);
–	An outflow of £445 million related to derivatives (30 June 2024: outflow of £115 million); and
–	An outflow of £450 million (30 June 2024: £366 million) in respect of the share buy-back programme.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

9. Supplier Financing Arrangements
The Group has certain supplier financing arrangements or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. Non-cash movements were immaterial. The cash outflows in respect of these arrangements have been recognised within operating cash flows.

		As at 30 June		As at 31 December
		2025	2024	2024
		£m	£m	£m
Supplier Financing Arrangements
Total	Amounts available for financing reported within trade payables	115		180
	Amounts accepted by financial institutions for early financing	100		179
	Amounts for which suppliers have received payment	80		157
Analysed as:
Leaf payables	Amounts available for financing reported within trade payables	—		90
	Amounts accepted by financial institution for early financing	—		90
	Amounts for which suppliers have received payment	—		84
Other payables	Amounts available for financing reported within trade payables	115		90
	Amounts accepted by financial institution for early financing	100		89
	Amounts for which suppliers have received payment	80		73

There has been no significant change in the supplier due dates that were disclosed in note 25 on page 330 in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2024.

The Group applied transitional relief available under Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 and has not provided comparative information (for 30 June 2024) in the first year of adoption.

10. Liquidity
The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period.

As at 30 June 2025, the average centrally managed debt maturity of bonds was 10 years (30 June 2024: 9.2 years; 31 December 2024: 9.5 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 15.3% (30 June 2024: 15.6%; 31 December 2024: 14.8%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s, S&P and Fitch at Baa1 (stable outlook), BBB+ (stable outlook) and BBB+ (stable outlook), respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

In order to manage its interest rate risk, the Group maintains both floating and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 30 June 2025, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 26:74 (30 June 2024: 16:84; 31 December 2024: 22:78). Excluding cash and other liquid assets in Canada, which are subject to certain restrictions under CCAA protection, the ratio of floating to fixed rate borrowings was 20:80 (30 June 2024: 5:95; 31 December 2024: 13:87).

Available facilities
It is Group policy that short-term sources of funds (including drawings under both the US$4 billion U.S. commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 30 June 2025, commercial paper of £700 million was outstanding (30 June 2024: £nil; 31 December 2024: £nil). Cash flows relating to commercial paper issuances with maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.

At 30 June 2025, the Group had access to a £5.2 billion revolving credit facility. This facility was undrawn at 30 June 2025. In March 2025, the Group exercised the second of the one-year extension options on the £2.5 billion 364-day tranche of the revolving credit facility. Additionally, £2.7 billion of the five-year tranche remains available until March 2026 reducing to £2.5 billion thereafter and maturing in March 2027.

During the first six months of 2025, the Group refinanced or extended short-term bilateral facilities totalling £1.35 billion. As at 30 June 2025, £100 million was drawn on a short-term basis with £2.6 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.

In January 2025, the Group entered into a term loan facility of £460 million (equivalent), which was fully drawn as at 30 June 2025.

Issuance, drawdowns and repayments in the period
–	In March 2025, the Group repaid a €650 million bond at maturity and accessed the US dollar market under the SEC Shelf Programme, raising a total of US$2.5 billion across three tranches; and
–	In June 2025, the Group repaid two bonds totalling an aggregate amount of US$3.0 billion at maturity.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

11. Fair value measurements and valuation processes
The Group held certain financial instruments at fair value at 30 June 2025. The definitions and valuation techniques employed for these as at 30 June 2025 are consistent with those used at 31 December 2024 and disclosed in Note 26 on pages 331 to 335 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024:
–	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
–
Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

–
The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.

The values of assets and liabilities at fair value have changed since 31 December 2024, mainly due to the ITC Hotels demerger from ITC which, as discussed on page 27, resulted in the recognition of a new investment in ITC Hotels.  The categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 Financial Instruments has not materially changed. The values of level 1 assets and level 3 assets are £1,069 million and £157 million, respectively, at 30 June 2025 (30 June 2024: £583 million and £235 million, respectively, and 31 December 2024: £447 million and £212 million, respectively).

Level 2 assets and liabilities are shown below.

	As at 30 June		As at 31 December
	2025	2024	2024
	£m	£m	£m
Assets at fair value
Derivatives relating to
– interest rate swaps	59	5	11
– cross-currency swaps	110	93	100
– forward foreign currency contracts	274	161	185
Assets at fair value	443	259	296

Liabilities at fair value
Derivatives relating to
– interest rate swaps	117	227	270
– cross-currency swaps	14	10	16
– forward foreign currency contracts	207	82	131
– embedded derivative relating to associates	—	17	7
Liabilities at fair value	338	336	424

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £33,495 million (30 June 2024: £37,031 million; 31 December 2024: £34,596 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

12. Related party disclosures
The Group’s related party transactions and relationships for 2024 were disclosed on pages 341 and 342 of the Annual Report and Accounts and Form 20-F for the year ended 31 December 2024.

In the six months ended 30 June 2025, apart from the partial sale of the Group's investment in ITC, the demerger of ITC's hotel business (refer to page 28) and the investment in and collaboration with Organigram, there were no material changes in related parties or related party transactions to be reported.

In the six months ended 30 June 2024, apart from the partial sale of the Group's investment in ITC and the investment in and collaboration with Organigram, there were no material changes in related parties or related party transactions to be reported.

13. Retirement benefit schemes
The Group’s subsidiary undertakings operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes in various jurisdictions, with its most significant arrangements being in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 60% of the current service cost.  Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years. The overall net asset for all pension and healthcare schemes in Group subsidiaries amounted to £72 million at 30 June 2025, compared to a net asset of £117 million at 31 December 2024 (30 June 2024: £88 million).

The Group continues to explore opportunities for risk management exercises in relation to retirement benefit arrangements and, in May 2025, de-risked certain liabilities of its arrangements in the Netherlands through a buy-in contract fully funded by the assets of the relevant scheme.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

14. Contingent liabilities and financial commitments
The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 31 to the 2024 Annual Report and Accounts and Form 20-F and will be included in the 2025 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that are in or may proceed to litigation in a number of countries, including Brazil and the Netherlands. In Brazil, Souza Cruz, the Group’s Brazilian subsidiary, successfully filed a bank guarantee in respect of the disputed amount in the 2007-2008 tax case where the Brazilian Federal Tax Authority is seeking to subject the profits of overseas subsidiaries to corporate income tax and social contribution tax.

In June 2025, British-American Tobacco (Romania) Investment S.R.L. received a negative decision in respect of its administrative appeal with the Romanian Tax Authority in respect of the findings of the excise audit and is considering further judicial appeal.

Group litigation
Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Canada
In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces (the Provincial Actions). Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (£5.3 billion) and CAD$118 billion ( £63.1 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion ( £149.7 billion) and CAD$630 billion (£336.9 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion ( £176.5 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 billion ( £5.0 billion) and CAD$10.9 billion in damages (£5.8 billion) in respect of environmental tobacco smoke.

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment in the Quebec class actions. Imperial Tobacco Canada Limited's (ITCAN) share of the judgment is approximately CAD$9.2 billion (£4.9 billion). As a result of this judgment, there were attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million (£405 million) on deposit with the court. JTI-MacDonald Corp ((JTIM) a subsidiary of Japan Tobacco International (JTI) and a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act (CCAA) on 8 March 2019. A court order to stay all tobacco litigation in Canada against all defendants (including R. J. Reynolds Tobacco Company (RJRT) and its affiliate R.J. Reynolds Tobacco International Inc.) until 4 April 2019 was obtained, and the need for a mediation process to resolve all of the outstanding litigation across the country was recognised.

On 12 March 2019, ITCAN also filed for CCAA protection. In its application, ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including British American Tobacco p.l.c. (BAT plc), British American Tobacco (Investments) Limited, B.A.T. Industries p.l.c. and Carreras Rothmans Limited. On 22 March 2019, Rothmans, Benson & Hedges Inc. ((RBH) a subsidiary of Philip Morris International Inc.) also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the Stays).

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

14. Contingent liabilities and financial commitments (continued)
Canada (continued)

On 17 October 2024, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement for ITCAN in the Ontario Superior Court of Justice.  Substantially similar proposed plans were also filed for RBH and JTIM (collectively, the Proposed Plans).

Under the Proposed Plans, ITCAN, RBH and JTIM (the Companies) would pay an aggregate settlement amount of CAD$32.5 billion (approximately £17.4 billion), which would settle and resolve all claims and litigation relating to tobacco in Canada, including, the Quebec class actions, the Provincial Actions, other outstanding class actions and individual actions, and provide a full release to ITCAN, BAT plc and all related companies for all tobacco claims in Canada.

On 3 March 2025, a motion was made by the Companies’ monitors to amend the Proposed Plans to include the agreement between the Companies to allocate all of a CAD$750 million industry holdback from the payment of the upfront cash contributions described below. All of the holdback will be allocated to RBH. The Order amending the Proposed Plans to include this term was issued on 3 March 2025.

On 6 March 2025, following creditor approval of the Proposed Plans on 12 December 2024 and a Sanction Hearing between 29-31 January 2025, the Court issued an order finding each of the Proposed Plans fair, reasonable, and in the public interest, and sanctioned the Proposed Plans (hereinafter referred to as the Approved Plans) as amended on 3 March 2025. The Stays of proceedings have been extended to the date of the Approved Plans’ implementation. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants. On implementation, ITCAN will be required to pay into the settlement fund cash and cash equivalents on hand (including investments held at fair value) (other than in the case of RBH, the holdback) plus certain court deposits and 85% of any cash tax refunds that it may receive on account of the upfront payment. ITCAN and the other Companies will be required to make annual payments based on a percentage (initially 85%, reducing over time) of net income after tax based on amounts generated from all sources, excluding New Categories, until they settle the liability (CAD$32.5 billion) in full.

The Group has recognised a provision to reflect management’s best estimate of  ITCAN’s total payment obligations under the Approved Plans (see note 3).

U.S. - Engle
As at 30 June 2025, the Group’s subsidiaries, RJRT, Lorillard Tobacco Company (Lorillard Tobacco) and Brown & Williamson Holdings, Inc., had collectively been served in 76 pending Engle progeny cases filed on behalf of approximately 96 individual plaintiffs. Many of these are in active discovery or nearing trial. In the first half of 2025, RJRT or Lorillard Tobacco paid judgments in three Engle progeny cases. Those payments totalled approximately US$6.3 million (approximately £4.6 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest.

In addition, from 1 January 2023 to 30 June 2025, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco for US$32.5 million (approximately £23.7 million) in compensatory damages (as adjusted) and US$25.7 million (approximately £18.8 million) in punitive damages. A majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £145.9 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds.

Kalamazoo
Georgia-Pacific, a designated  Potentially Responsible Party (PRP) in respect of the Kalamazoo River in Michigan,  pursued NCR Corporation in relation to remediation costs caused by PCBs released into that river. On 26 September 2013, the United States District Court, Michigan held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

Following further litigation, on 11 December 2019, NCR announced that it had entered into a Consent Decree with the U.S. Government and the State of Michigan (subsequently approved by the Michigan Court on 2 December 2020), pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £178.8 million). The Consent Decree also provides for the payment by NCR of an outstanding judgment against it of approximately US$20 million (approximately £14.6 million) to Georgia-Pacific.

The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It seems likely to well exceed the amounts payable on the face of the Consent Decree.

On 10 February 2023, NCR filed a complaint in the United States District Court for the Southern District of New York against Industries, seeking a declaration that Industries must compensate NCR for 60% of costs NCR incurred and incurs relating to the Kalamazoo River site on the asserted basis that the Kalamazoo River constitutes a ‘Future Site’ for the purposes of a 1998 Settlement Agreement between it, Appvion and Industries. On 23 June 2023, Industries filed its defence and counterclaims in the proceedings. On 2 October 2023, NCR filed a motion for declaratory judgment on its complaint and to strike out Industries’ affirmative defences and counterclaims. Industries filed its reply to this motion.

On 14 September 2024, the court issued a judgment in respect of the motion, striking out one of Industries’ eight affirmative defences and dismissing three of Industries’ five counterclaims. A pre-trial conference occurred on 30 October 2024, following which a case management order was issued and subsequently updated. The parties are scheduled to complete all fact discovery by 15 October 2025.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

14. Contingent liabilities and financial commitments (continued)
Investigations
The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate.

There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Belgium and Brazil.

In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products. This includes, but is not limited to, allegations that such activities, whether undertaken through traditional channels, digital platforms,  third parties, or distribution applications, do not comply with applicable laws or regulations. As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations.

Group litigation summary
Having regard to all these matters, with the exception of Canada, the Group does not consider it appropriate to make any provision or accrual in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle progeny cases, certain U.S. individual smoking and health cases and the DOJ medical reimbursement/corrective statement case.

Full details of the litigation against Group companies and tax disputes as at 30 June 2025 will be included in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2025. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2025 that would impact the financial position of the Group.

15. Franked investment income litigation order
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the FII GLO. There were 15 corporate groups in the FII GLO as at 30 June 2025. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned issues relating to the type of claims BAT is entitled to bring. Applying that judgment reduces the value of the FII GLO claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.

The High Court hearing on time limits was heard in late November 2023 with judgment handed down in February 2024.  The High Court determined that claims should have been filed within 6 years of June 2000 meaning that BAT’s claims are in time. HMRC appealed the judgment, and the appeal was heard in the Court of Appeal in May 2025. There is no confirmed date when the judgement will be handed down. The final resolution of all issues in the litigation is likely to take several more years.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the income statement in the current or prior period in respect of the receipt (being net £0.9 billion) which is held within trade and other payables. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £19 million for the six months ended 30 June 2025 (30 June 2024: £31 million) accruing on the balance, which was also treated as an adjusting item.

The Group made interim repayments to HMRC of £50 million in 2024, 2023 and 2022 and during 2024, the Group has agreed to repay £0.8 billion to HMRC (being the difference between the amounts received (£0.9 billion net of tax) plus accrued interest and the amount determined in the July 2021 judgment (£0.3 billion)). The repayment schedule is:

–	£479 million in 2025 (of which £368 million was paid in the first six months of 2025);
–	£222 million in 2026; and
–	£43 million in 2027.

Further information on FII GLO is described in Note 10 to the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024, pages 287 and 288.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

16. Summarised financial information
The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared in accordance with Section 3-10 of Regulation S-X in respect of the guarantees of:
–
US$6.89 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds American, including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);

–
US$10.12 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 17 July 2019, and US$8.80 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on 1 July 2022 pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities; and

–
US$2.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on 17 July 2019, and US$1.00 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on 1 July 2022 pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities.

As of 28 July 2020, all relevant Group entities suspended their reporting obligations with respect to the US$4.65 billion (30 June 2024 and 31 December 2024: US$6.68 billion) of RAI unsecured notes and US$22.12 million (30 June 2024 and 31 December 2024: US$22.12 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.

The SEC Shelf registration was renewed in July 2025 and is valid for three years.

As described below, Reynolds American Inc. (Reynolds American/RAI) is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN (as defined below), will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor, does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT's most recent publicly released interim or annual consolidated financial statements.

Reynolds American’s guarantee may be released notwithstanding Reynolds American guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.

Note: The following summarised financial information reports the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the U.S. business or RAI (and/or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial information of the U.S. business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the U.S. business or RAI (and/or the Reynolds Group), it is provided as an explanation of the U.S. business’s or RAI’s (and/or the Reynolds Group’s) primary U.S. GAAP-based financial statements and information.

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

a.	British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;
b.	B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;
c.	B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;
d.	B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;
e.	Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and
f.	British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.

In accordance with Section 13-01 of Regulation S-X, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The “BATHTN” column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (‘BATHTN’) is not an issuer nor a guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represent share capital acquired in relation to or issued by subsidiary undertakings.

In the case of debt securities that may be issued by BAT p.l.c., BATCAP or BATIF under an indenture to be entered into (the “2022 Indenture”) and referred to in the registration statement in Form F-3 (Registration No. 333-288488), one or more of BATCAP, BATIF, BATNF and RAI may guarantee such debt securities to the extent specified in the applicable supplemental indenture to the 2022 Indenture. In addition, BAT p.l.c. will be a parent guarantor in respect of any debt securities issued by BATCAP or BATIF under the 2022 Indenture.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

16. Summarised financial information (continued)
Six months ended 30 June 2025	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(11)	(1)	3	—	—	2
Dividend income	—	—	1	—	3,441	—
Net finance income/(costs)	249	(22)	128	—	(289)	(2)
Profit/(loss) before taxation	238	(23)	132	—	3,152	—
Taxation on ordinary activities	—	6	2	—	67	1
Profit/(loss) for the period	238	(17)	134	—	3,219	1

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(12)	—	—	—	17	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	170	394	442	—	11	—
Dividend income from non-issuer/non-guarantor subsidiaries	—	—	—	—	3,441	—

Six months ended 30 June 2024	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(10)	(1)	(12)	—	(1)	1
Dividend income	—	—	—	—	2,519	—
Net finance income/(costs)	285	(19)	794	—	(233)	(32)
Profit/(loss) before taxation	275	(20)	782	—	2,285	(31)
Taxation on ordinary activities	—	(26)	(6)	—	55	(90)
Profit/(loss) for the period	275	(46)	776	—	2,340	(121)

Intercompany transactions - Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(3)	—	—	—	11	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	187	161	739	—	12	—
Dividend income from non-issuer/non-guarantor subsidiaries	—	—	—	—	2,519	—

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Notes to the Unaudited Interim Financial Statements (continued)

16. Summarised financial information (continued)
As at 30 June 2025	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Balance Sheet
Non-current assets	1,917	19,206	2,200	1,408	252	6
Current assets	6,926	18,602	45,669	19	1,025	10
Non-current liabilities	1,576	18,753	10,744	1,408	8,584	1
Non-current borrowings	1,571	18,646	10,536	1,408	8,540	—
Other non-current liabilities	5	107	208	—	44	1
Current liabilities	68	19,060	33,016	18	1,377	130
Current borrowings	33	19,033	32,533	18	115	3
Other current liabilities	35	27	483	—	1,262	127

Intercompany transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	6,823	14,036	50,122	—	1,232	11
Amounts due to non-issuer/non-guarantor subsidiaries	4	1,810	34,142	—	1	2
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	23,451	1,519

As at 31 December 2024	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m
Balance Sheet
Non-current assets	1,917	18,996	2,292	1,358	292	77
Current assets	9,736	18,504	46,197	48	1,221	15
Non-current liabilities	1,577	18,503	11,526	1,358	7,707	20
Non-current borrowings	1,571	18,257	11,227	1,358	7,657	—
Other non-current liabilities	6	246	299	—	50	20
Current liabilities	72	19,010	32,984	47	3,257	129
Current borrowings	37	18,967	32,708	46	1,751	1
Other current liabilities	35	43	276	1	1,506	128

Intercompany transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	9,690	15,082	50,595	—	1,478	15
Amounts due to non-issuer/non-guarantor subsidiaries	2	3,942	32,707	—	2	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	25,659	1,466

In 2021, BAT p.l.c. issued two €1 billion of perpetual hybrid bonds which were classified as equity as there is no contractual obligation to either repay the principal or make payments of interest. Further information on perpetual hybrid bonds is described in note 22 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2024, page 323. BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:

	As at 30 June		As at 31 December
	2025	2024	2024
	£m	£m	£m
Total Equity	34,433	33,665	37,238
Share capital	581	589	585
Share premium	123	119	121
Perpetual hybrid bonds	1,685	1,685	1,685
Other Equity	32,044	31,272	34,848

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information

Non-financial Key Performance Indicators (KPIs)
Volume
The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units. Volume is defined as the number of units sold. Units may vary between categories.

The conversion rates that are applied:
Equivalent to one cigarette
Factory-made cigarettes (FMC)	1 stick
Heated sticks	1 heat stick
Cigars	1 cigar (regardless of size)
Oral
– Pouch	1 pouch
– Moist Snuff	2.8 grams
– Dry Snuff	2.0 grams
– Loose leaf, plug, twist	7.1 grams
Pipe tobacco	0.8 grams
Roll-your-own	0.8 grams
Make-your-own
– Expanded tobacco	0.5 grams
– Optimised tobacco	0.7 grams
Vapour	No conversion to a stick equivalent

Roll-your-own (RYO)
Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)
MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco
Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

Vapour
Vapour is shown in units being pods, bottles and disposable units. There is no conversion to a stick equivalent.

Volume share
Volume share is the estimated number of units bought by adult consumers of a specific brand or combination of brands, as a proportion of the total estimated units bought by adult consumers in the industry, category or other sub-category. Sub-categories include, but are not limited to, HP, Modern Oral, Traditional Oral, Total Oral or Cigarettes. Except when referencing particular markets, volume share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes. Please refer to page 46 for a list of the Top markets.

Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers including distributors/wholesalers.

Volume share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. Management notes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.

Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, volume share for 2025 is year-to-date May 2025 unless otherwise stated.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, May 2025).

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information (continued)

Non-financial Key Performance Indicators (KPIs) (continued)
Value share
Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub-category in discussion. Except when referencing particular markets, value share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes.

Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. Management notes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. Due to the timing of available information, value share for 2025 is year-to-date May 2025 unless otherwise stated.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, May 2025).

Price/mix
Price/mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price/mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, in the six months to June 2025 (compared to the same period in the prior year) the increase in combustibles revenue (excluding translational foreign exchange movements) of 0.8%, with a decline in combustibles volume of 8.8%, leads to a price/mix of 9.6%. No assumptions underlie this metric as it utilises the Group’s own data.

We also show (see page 3) the impact on revenue from the movement in combustibles volume (being the movement in volume between periods multiplied by the average combustibles revenue per thousand from the prior period) and the impact from the combustibles price/mix effect (see page 3), which is revenue (from combustibles at constant rates) less the volume effect from the movement in combustibles.

Consumers of smokeless products
The number of consumers of smokeless products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s smokeless products - which does not necessarily mean these users are solus consumers of these products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of smokeless products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties, including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as “poly users”.

The number of smokeless products consumers is used by management to assess the number of consumers using the Group’s New Categories products as the increase in smokeless products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the smokeless portfolio.

Periodically, in line with standard practice, enhancements to the adult consumer tracking studies may be required to more accurately capture market trends across categories and as markets perform with respect to the development of the categories. In the event of a change being applied, to ensure that the data is comparable between periods, historical data will be back-trended to ensure there is no trend break. There were no amendments or enhancements in the first six months of 2025.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information (continued)

Dividends
On 13 February 2025, the Board declared an interim dividend of 240.24p per ordinary share of 25p, for the year ended 31 December 2024, payable in four equal quarterly instalments of 60.06p per ordinary share in May 2025, August 2025, November 2025 and February 2026.  The May 2025 quarterly dividend was paid to shareholders on the UK main register and South Africa branch register on 7 May 2025 and to holders of American Depositary Shares (ADSs) on 12 May 2025. The three remaining quarterly dividends will be paid to shareholders  on the applicable record dates set out below.

Under IFRS, the interim dividend is recognised in the period that it is paid. The results for the six months ended 30 June 2025 reflect the fourth quarterly dividend of 58.88p per ordinary share declared on 8 February 2024 and paid in February 2025, and the first quarterly dividend of 60.06p per ordinary share declared on 13 February 2025 and paid in May 2025.

Dividends paid	For the six months to 30 June 2025
	Pence per share	US$ per ADS
Quarterly Payment paid February 2025	58.88	0.7304350
Quarterly Payment paid May 2025	60.06	0.8022210
	118.94	1.5326560

Holders of ADSs on the New York Stock (NYSE) and South Africa Branch register
For holders of NYSE-listed ADSs, the record dates and payment dates are set out below. The equivalent quarterly dividends in US dollars are determined by the exchange rate on the applicable payment date. Citibank, N.A. as depositary bank for the BAT American Depositary Receipt Programme charges US$0.01 per ADS each quarterly dividend payment.

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders on the South Africa branch register will be published on the dates  below, with South Africa dividends tax information. For South Africa dividends tax purposes, the quarterly dividends are considered ‘foreign dividends’.  The United Kingdom is identified as the source of income for tax purposes.

Key dividend dates
In accordance with London Stock Exchange (LSE), the NYSE and Strate requirements, the following dates for the quarterly dividends payments apply.
Event	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	13 February
Publication of finalisation information (JSE)	17 June	22 September	15 December
No removal requests permitted (in either direction) between the UK main register and the South Africa branch register	17-27 June	22 September- 3 October	15-30 December
Last Day to Trade (LDT) cum-dividend (JSE)	24 June	30 September	23 December
Shares commence trading ex-dividend (JSE)	25 June	1 October	24 December
No transfers permitted between the UK main register and the South Africa branch register	25-27 June	1-3 October	24-30 December
No shares may be dematerialised or rematerialised on the South Africa branch register	25-27 June	1-3 October	24-30 December
Shares commence trading ex-dividend (LSE)	26 June	2 October	29 December
Shares commence trading ex-dividend (NYSE)	27 June	3 October	30 December
Record date (JSE, LSE and NYSE)	27 June	3 October	30 December
Last date for receipt of Dividend Reinvestment Plan (DRIP)	11 July	17 October	14 January 2026
Payment date (LSE and JSE)	1 August	7 November	4 February 2026
ADS payment date (NYSE)	6 August	13 November	9 February 2026

Notes:

1.	All dates are 2025, unless otherwise stated.
2.	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.
3.	JSE finalisation information published on 17 June 2025 can be found on the BAT website, www.bat.com.

Proposed dates for quarterly dividend payments for the year ending 31 December 2025
Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last Day to Trade (LDT) cum-dividend (JSE)	24 March	7 July	29 September	24 December
Shares commence trading ex-dividend (JSE)	25 March	8 July	30 September	28 December
Shares commence trading ex-dividend (LSE)	26 March	9 July	1 October	29 December
Shares commence trading ex-dividend (NYSE)	27 March	10 July	2 October	30 December
Record date (JSE, LSE and NYSE)	27 March	10 July	2 October	30 December
Payment date (LSE and JSE)	7 May	14 August	6 November	4 February 2027
ADS payment date (NYSE)	12 May	19 August	12 November	9 February 2027

Notes:

1.	All dates are 2026, unless otherwise stated.
2.	A complete timetable for the quarterly dividend payments for the year ending 31 December 2025 and the declared amount will be included in the Preliminary Results Announcement in February 2026.
3.	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information (continued)

Shareholder Information
Financial calendar
Event
Pre-close Trading Update	December 2025
Preliminary Statement 2025	12 February 2026

Additional information
British American Tobacco is one of the world's leading consumer products businesses, with brands sold across the world. We have strategic combustibles and HP brands – including Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, glo, Newport (in the U.S.), Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of reduced-risk products*†. We hold robust market positions in each of our regions and have leadership positions in more than 50 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†
Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Publication of Half-Year Report
This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained by contacting: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; or (4) Citibank Shareholder Services. Contact details are set out on page 45.

Annual Report: Statutory accounts
The information contained within this report for the year ended 31 December 2024 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. A copy of the statutory accounts for the year 2024 has been delivered to the Registrar of Companies.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information (continued)

Forward-looking statements and other matters
This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) certain statements in the Half-Year Summary and in the Chief Executive statement (both on page 1), including the Group's expectations of an accelerated Group performance in the second half of the financial year ending 31 December 2025 and a return to the Group's mid-term algorithm in 2026; (ii) the statements under Full-Year 2025 Guidance (page 2); (iii) statements in the Group Operating Review and the Category Performance Review sections (pages 3 to 4 and pages 8 to 9) with respect to the Group’s expectations of an accelerated New Categories performance and a continuing roll-out of Vuse Ultra and glo Hilo in the second half of the financial year ending 31 December 2025; (iv) certain statements in the Other Financial Information section (pages 10 to 12), including the Group's expectations of its commitment to a progressive dividend based upon 65% of long-term sustainable earnings and second-half weighted cash flow; (v) statements in the Other Information section (pages 12 to 14) regarding the implementation of the Approved Plans in Canada, the related expectations of the Group to make an upfront payment of £2.6 billion in the second half of 2025, the Group’s going concern assessment and the generation of annualised cost efficiencies and cash flow; (vi) the statement in the Other Information section (page 14) and in the Notes to the Unaudited Interim Financial Statements section (page 25) referring to one-off costs of £500 million over two years; and (vii) statements in the Notes to the Unaudited Interim Financial Statements section (pages 22 to 38) referring to the expected gross capital expenditure of £650 million in 2025, the Group's expectation that payments in respect of its estimated share of the future liability under the Approved Plans will continue for at least 40 years, the Group’s target of an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period, the Group’s expectations and underlying assumptions with respect to contingent liabilities and its repayment schedule under the Franked investment income litigation order.

These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook," "target" "being confident" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation, external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with Climate Change; direct and indirect adverse impacts associated with Circularity; and Cyber Security caused by the heightened cyber-threat landscape, the increased digital interactions with consumers and changes to regulation.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, "Group Principal Risks" and "Group Risk Factors" in the 2024 Annual Report and Accounts and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and the BAT website, http://www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

C Ferland
Secretary
30 July 2025

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Other Information (continued)

Corporate information
British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

Registered office
Globe House, 4 Temple Place, London, WC2R 2PG, UK
tel: +44 20 7845 1000

Primary listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK
tel: 0800 408 0094; +44 370 889 3159
Your account: www.computershare.com/uk/investor/bri
Share dealing: www.computershare.com/dealing/uk
Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing
JSE Limited (Share Code: BTI)
Shares are traded in electronic form only and transactions are settled electronically through Strate.
Computershare Investor Services Proprietary Limited
Private Bag X9000, Saxonwold 2132, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE listing
Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities

Representative office in South Africa
Waterway House South
No 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa
PO Box 631, Cape Town 8000, South Africa
tel: +27 21 003 6712

American Depositary Receipts (ADRs)
NYSE (Symbol: BTI; CUSIP Number: 110448107)
BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-3077, USA
tel: +1 888 985 2055 (toll-free) or +1 781 575 4555
email enquiries: citibank@shareholders-online.com
website: www.citi.com/dr

Publications
British American Tobacco Publications
Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK
tel: +44 20 7511 7797
e-mail enquiries: bat@team365.co.uk
If you require publications and are located in South Africa, please contact the Company’s representative office in South Africa using the contact details shown above.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Glossary and Definitions
The following is a summary of the key terms used within this report:

Term	Definition
AME	Americas (excluding U.S.) and Europe.
APMEA	Asia Pacific, Middle East and Africa.
British American Tobacco, BAT, Group, we, us and our
When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.

Cigarette
Factory-made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Circular Economy	The circular economy is a model of production and consumption, which involves sharing, leasing, reusing, repairing, refurbishing and recycling existing materials and products as long as possible.
Combustibles	Cigarettes and OTP.
Constant Currency/Constant rates
Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union.
Double Materiality Assessment/Material topic
Although financial materiality has been considered in the development of our Double Materiality Assessment (“DMA”), our DMA/Material topic and any related conclusions as to the materiality of sustainability or ESG matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.

Emerging Markets	Those markets not defined as Developed Markets.
HP	Heated Products, including the devices, which include glo and our hybrid products, which are used to heat our consumables being the Tobacco Heated Products or Herbal Products for Heating.
Modern Oral	Includes Velo, Grizzly and Lundgrens and products that are characterised as nicotine replacement therapy (including oral pouches, gums, lozenges and sprays).
New Categories	Includes Vapour, HP and Modern Oral.
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos.
Poly-usage/Poly-use
Refers to a transitional period for smokers towards complete switching to potentially reduced-risk products during which period such smokers reduce cigarette consumption and choose to consume one or more New Category products.

Reduced-risk†	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
Smokeless	New Categories plus Traditional Oral.
Solus usage	Consumers using only one category of combustible or nicotine products.
THP	Tobacco Heated Products (i.e., the consumables that contain tobacco used by Heated Product devices).
Top Cigarettes markets
Being the Top markets for industry Cigarettes sales by revenue – the U.S., Japan, Brazil, Germany, Pakistan, Mexico, and Romania. These markets represent c. 60% of global industry Cigarettes revenue in 2024.

Top HP markets
Being the Top markets for industry HP revenue – Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic, Spain and Portugal. These Top markets account for c.80% of total industry HP revenue in 2024.

Top Modern Oral markets	Being the Top markets for industry Modern Oral sales by revenue – the U.S., Sweden, Denmark, Norway, Switzerland, UK and Poland, accounting for c.90% of total industry Modern Oral revenue in 2024.
Top Vapour Markets
Being the Top markets for industry Vapour sales by revenue – the U.S., Canada, the UK, France, Germany, Poland and Spain. These Top markets account for c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024

Traditional Oral	Including Moist Snuff (including Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens).
U.S.	United States of America.
Value share
Value share is the estimated retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our Top markets.

Vapour	Battery-powered devices (rechargeable or single-use) that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vuse.
Volume share
Offtake volume share, as independently measured by retail audit agencies and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our Top markets.

† Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations

Volume
Group Volume
Six months ended 30 June	2025		2024
	Reported	Growth %	Reported
New Categories:
Vapour (units mn)	253	-12.9%	290
HP (bn sticks)	10.1	+1.6%	9.9
Modern Oral (bn pouches)	5.0	+42.2%	3.5
Traditional Oral (bn sticks eq)	2.8	-10.4%	3.1
Cigarettes (bn sticks)	228.7	-8.7%	250.0
OTP (bn sticks)	5.4	-15.3%	6.4
Total Combustibles (bn sticks)	234.1	-8.8%	256.4
Memo: Cigarettes + HP (bn sticks)	238.8	-8.3%	259.9

Analysis of profit from operations and diluted earnings per share by segment
Six months ended 30 June	2025
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Adj for Canada[3] at CC2	As adj. for Canada[3] at CC2
	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
U.S.	2,255	808	3,063	87	3,150	—	3,150
AME	1,969	(495)	1,474	76	1,550	(164)	1,386
APMEA	845	12	857	42	899	—	899
Total Region	5,069	325	5,394	205	5,599	(164)	5,435
Net finance costs	(969)	98	(871)	(14)	(885)	(45)	(930)
Associates and joint ventures	1,474	(1,242)	232	13	245	—	245
Profit before tax	5,574	(819)	4,755	204	4,959	(209)	4,750
Taxation	(1,009)	(95)	(1,104)	(47)	(1,151)	54	(1,097)
Non-controlling interests	(53)	(3)	(56)	(1)	(57)	—	(57)
Coupons relating to hybrid bonds net of tax	(22)	—	(22)	—	(22)	—	(22)
Profit attributable to shareholders	4,490	(917)	3,573	156	3,729	(155)	3,574
Diluted number of shares (m)	2,205		2,205		2,205		2,205
Diluted earnings per share (pence)	203.6		162.0		169.1		162.1

Six months ended 30 June	2024
	Reported	Adj Items[1]	Adjusted	Adj for Canada[3]	As adjusted for Canada[3]
	£m	£m	£m	£m	£m
Profit from Operations
U.S.	1,775	1,278	3,053	—	3,053
AME	1,473	14	1,487	(232)	1,255
APMEA	1,010	14	1,024	—	1,024
Total Region	4,258	1,306	5,564	(232)	5,332
Net finance costs	(305)	(516)	(821)	(66)	(887)
Associates and joint ventures	1,647	(1,367)	280	—	280
Profit before tax	5,600	(577)	5,023	(298)	4,725
Taxation	(1,041)	(115)	(1,156)	77	(1,079)
Non-controlling interests	(67)	—	(67)	—	(67)
Coupons relating to hybrid bonds net of tax	(21)	—	(21)	—	(21)
Profit attributable to shareholders	4,471	(692)	3,779	(221)	3,558
Diluted number of shares (m)	2,232		2,232		2,232
Diluted earnings per share (pence)	200.3		169.3		159.4

Notes to the analysis of profit from operations above:

1.	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.
3.	The adjustment in respect of Canada is discussed on page 13, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures
To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items and currency fluctuations that may significantly  affect the users' understanding of the Group's performance when compared across period, as applicable, provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The following table demonstrates the principal non-GAAP measures which the Group uses and indicates the IFRS measure from which each principal Non-GAAP measure is reconciled from:

Non-GAAP Measure title		Presented in			Reconciled from:
		Current rates	Constant rates	Adjusted for Canada[2]	IFRS measure
Revenue	£m	n/a1	Yes		Revenue
New Categories revenue	£m	Yes	Yes		Revenue
Smokeless revenue as a % of total revenue	%	Yes			Revenue
Adjusted profit from operations	£m	Yes	Yes	Yes	Profit from Operations
Adjusted operating margin	%	Yes	Yes	Yes	Revenue/Profit from Operations
Adjusted diluted earnings per share	p	Yes	Yes	Yes	Diluted Earnings per Share

1.
Revenue at current rates is the IFRS measure.  2. The adjustment in respect of Canada is discussed on page 13, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

The Group also uses adjusted share of post-tax results of associates and joint ventures, and underlying tax rate.

Adjusting items, used to calculate certain of the above measures, are identified in accordance with the Group’s accounting policies. They  represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence and which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

As discussed on page 13, for certain measures, the Group also adjusts for the performance of Canada reflecting how Management assesses the performance of Canada on an ongoing basis.

Additionally, the Group uses the non-GAAP measures of non-controlling interest, coupons relating to hybrid bonds net of tax and profit attributable to shareholders.

The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Heated Products, Modern Oral, New Categories as a whole, combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Americas and Europe and Asia-Pacific, Middle East and Africa). The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments. They are not presentations made in accordance with IFRS and should not be considered as an alternative to breakdowns of revenues determined in accordance with IFRS. Breakdowns of revenues by product category are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s breakdowns of revenues as determined in accordance with IFRS.

The Management Board, as the chief operating decision-maker, reviews a number of our IFRS and non-GAAP measures for the Group and geographic segments and its product categories at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
The Group also presents net debt, a non-GAAP measure, on page 11. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2023 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 30.

The Group also presents the underlying tax rate, a non-GAAP measure, on page 27. The Group uses the underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in the Group’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.

Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Revenue, at constant rates of exchange
Definition: revenue before the impact of foreign exchange.

Six months ended 30 June	2025	2024
	£m	£m
Revenue	12,069	12,340
Impact of translational foreign exchange	498
Revenue translated at 2024 exchange rates	12,567	12,340

Revenue by Product Category, including New Categories, at constant rates of exchange
Definition: revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange. These measures enable users of the financial statements to compare the Group’s business performance across and with reference to the Group’s investment activity.

Six months ended 30 June	2025			2024
Group Revenue	Reported	Impact of exchange	Revenue at CC	Reported
	£m	£m	£m	£m
New Categories	1,651	38	1,689	1,651
Vapour	737	19	756	869
HP	444	10	454	441
Modern Oral	470	9	479	341
Traditional Oral	542	13	555	555
Smokeless	2,193	51	2,244	2,206
Combustibles	9,515	418	9,933	9,856
Other	361	29	390	278
Total Revenue	12,069	498	12,567	12,340

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Six months ended 30 June	2025			2024
U.S. Revenue	Reported	Impact of exchange	Revenue at CC	Reported
	£m	£m	£m	£m
New Categories	536	14	550	529
Vapour	434	11	445	507
HP	—	—	—	—
Modern Oral	102	3	105	22
Traditional Oral	521	14	535	537
Smokeless	1,057	28	1,085	1,066
Combustibles	4,328	114	4,442	4,281
Other	47	1	48	31
Total Revenue	5,432	143	5,575	5,378

Six months ended 30 June	2025			2024
AME Revenue	Reported	Impact of exchange	Revenue at CC	Reported
	£m	£m	£m	£m
New Categories	832	17	849	839
Vapour	267	7	274	301
HP	218	5	223	235
Modern Oral	347	5	352	303
Traditional Oral	21	(1)	20	18
Smokeless	853	16	869	857
Combustibles	3,216	211	3,427	3,334
Other	212	22	234	185
Total Revenue	4,281	249	4,530	4,376

Six months ended 30 June	2025			2024
APMEA Revenue	Reported	Impact of exchange	Revenue at CC	Reported
	£m	£m	£m	£m
New Categories	283	7	290	283
Vapour	36	1	37	61
HP	226	5	231	206
Modern Oral	21	1	22	16
Traditional Oral	—	—	—	—
Smokeless	283	7	290	283
Combustibles	1,971	93	2,064	2,241
Other	102	6	108	62
Total Revenue	2,356	106	2,462	2,586

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Category Contribution and Category Contribution Margin at Constant Rates of Exchange
Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are attributable to a product category and presented  adjusting for the performance of Canada (where applicable, and excluding New Categories) in £ and as a proportion of revenue (at constant rates).

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Reconciliations of Revenue to Revenue by Product Category, at Constant Rates of Exchange and Group Profit from Operations to Adjusted Profit from Operations and Adjusted Operating margin, all at constant rates of exchange and adjusted for the performance of Canada (where applicable, and excluding New Categories).
The following reconciliations are provided to support the definitions of the above measures as explained on page 50.

	2025

	Group reported £m	Combustibles £m	New Categories £m	Traditional Oral £m	Other £m
Revenue	12,069	9,515	1,651	542	361
vs 2024	-2.2%	-3.5%	—%	-2.4%	30.1%
Impact of translational FX	498	418	38	13	29
Revenue at constant FX	12,567	9,933	1,689	555	390
vs 2024	1.8%	0.8%	2.4%	—%	40.3%

Profit from Operations	5,069
Operating margin	42.0%
Adjusting items (see page 52)	325
Impact of translational FX	205
Adjustments in respect of Canada[1]	(164)
Adjusted profit from operations (as adj for Canada)	5,435
Adj. operating margin (as adj for Canada)	43.2%
Other costs that are not attributable to categories	942

at Constant FX

	2024

	Group reported £m	Combustibles £m	New Categories £m	Traditional Oral £m	Other £m
Revenue	12,340	9,856	1,651	555	278

Profit from Operations	4,258
Operating margin	34.5%
Adjusting items (see page 52)	1,306
Adjustments in respect of Canada[1]	(232)
Adjusted profit from operations (as adj for Canada)	5,332
Adj. operating margin (as adj for Canada)	43.2%
Other costs that are not attributable to categories	901

1.	The adjustment in respect of Canada is discussed on page 13, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Adjusted profit from operations, adjusted profit from operations at constant rates of exchange, adjusted profit from operations at constant rates of exchange (as adjusted for Canada1) ; adjusted operating margin and adjusted operating margin (as adjusted for Canada)
Definition: profit from operations before the impact of adjusting items (described on pages 25 to 27), adjustments in respect of Canada (as discussed on page 13) and translational foreign exchange; and adjusted profit from operations as a percentage of revenue and adjusted profit from operations (as adjusted for Canada) as a percentage of revenue, at constant rates of exchange.

Six months ended 30 June	2025	2024
	£m	£m
Profit from operations	5,069	4,258
Add:
Restructuring and integration costs	13	—
Amortisation and impairment of trademarks and similar intangibles	804	1,295
Impairment of goodwill	72	—
Romania other taxes	(22)	—
Charges in connection with disposal of associate	3	6
Changes in provision in relation to Canada Approved Plan	(575)	—
Credit in respect of settlement of historical litigation in relation to the Fox River	—	(132)
Charges in respect of DOJ investigation and OFAC investigation	—	4
Other adjusting items (including Engle)	30	133
Adjusted profit from operations	5,394	5,564
Impact of translational foreign exchange on adjusted profit from operations	205
Adjusted profit from operations translated at 2024 exchange rates	5,599	5,564
Adjustments in respect of Canada[1], translated at 2024 exchange rates	(164)	(232)
Adjusted profit from operations, as adjusted for Canada, translated at 2024 exchange rates	5,435	5,332

Operating Margin (Profit from operations as % of revenue)	42.0%	34.5%
Adjusted Operating Margin (Adjusted profit from operations as % of revenue)	44.7%	45.1%
Adjusted Operating Margin as adjusted for Canada (Adjusted PFO as adjusted for Canada as % of revenue), translated at 2024 exchange rates	43.2%	43.2%

Adjusted net finance costs and adjusted net finance costs (as adjusted for Canada1), at constant rates of exchange
Definition: net finance costs before the impact of adjusting items (described on page 27), adjustments in respect of Canada (where applicable, and excluding New Categories) as discussed on page 13 and translational foreign exchange.

Six months ended 30 June	2025	2024
	£m	£m
Finance costs	(1,084)	(424)
Finance income	115	119
Net finance costs	(969)	(305)
Less: Adjusting items in net finance costs	98	(516)
Adjusted net finance costs	(871)	(821)
Comprising:
Interest payable	(879)	(901)
Interest and dividend income	115	119
Fair value changes – derivatives	(585)	(49)
Exchange differences	478	10
Adjusted net finance costs	(871)	(821)
Impact of translational foreign exchange	(14)
Adjusted net finance costs translated at 2024 exchange rates	(885)	(821)
Adjustments in respect of Canada[1], translated at 2024 exchange rates	(45)	(66)
Adjusted net finance costs, as adjusted for Canada, translated at 2024 exchange rates	(930)	(887)

1.	The adjustment in respect of Canada is discussed on page 13, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Adjusted share of post-tax results of associates and joint ventures and adjusted share of post-tax results of associates and joint ventures, at constant rates of exchange
Definition: share of post-tax results of associates and joint ventures before the impact of adjusting items (described on page 28) and translational foreign exchange.

Six months ended 30 June	2025	2024
	£m	£m
Group’s share of post-tax results of associates and joint ventures	1,474	1,647
Issue of shares and changes in shareholding	(2)	(6)
Gain on ITC's demerger of hotels business (net of tax)	(333)	—
Gain on partial divestment of shares held in ITC*	(904)	(1,361)
Gain on sale of land and property by VST industries Limited	(3)	—
Adjusted Group’s share of post-tax results of associates and joint ventures	232	280
Impact of translational foreign exchange	13
Adjusted Group’s share of post-tax results of associates and joint ventures translated at 2024 exchange rates	245	280
* The 2025 value of the gain related to the partial divestment of shares held in ITC is provisional.

Adjusted taxation
Definition: Taxation before the impact of adjusting items (described on page 28).

Six months ended 30 June	2025	2024
	£m	£m
UK
– current year tax	66	83
– adjustment in respect of prior periods	(1)	—
Overseas
– current year tax	1,093	1,208
– adjustment in respect of prior periods	(5)	194
Current tax	1,153	1,485
Pillar 2 income tax	43	46
Total current tax	1,196	1,531
Deferred tax	(187)	(490)
Taxation on ordinary activities	1,009	1,041
Adjusting items in taxation	66	(36)
Taxation on adjusting items	29	151
Adjusted taxation	1,104	1,156

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Underlying tax rate and underlying tax rate, at constant rates of exchange (as adjusted for Canada1)
Definition: tax rate incurred before the impact of adjusting items (described on pages 25 to 28), adjustments in respect of Canada (as discussed on page 13) and translational foreign exchange and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

Six months ended 30 June	2025	2024
	£m	£m
Profit before taxation (PBT)	5,574	5,600
Less:
Share of post-tax results of associates and joint ventures	(1,474)	(1,647)
Adjusting items within profit from operations	325	1,306
Adjusting items within finance costs	98	(516)
Adjusted PBT, excluding associates and joint ventures	4,523	4,743
Impact of translational foreign exchange	191
Adjusted PBT, excluding associates and joint ventures translated at 2024 exchange rates	4,714	4,743
Adjustments in respect of Canada[2], translated at 2024 exchange rates	(209)	(298)
Adjusted PBT, excluding associates and joint ventures and as adjusted for Canada, translated at 2024 exchange rates	4,505	4,445

Taxation on ordinary activities	(1,009)	(1,041)
Adjusting items within taxation and taxation on adjusting items	(95)	(115)
Adjusted taxation	(1,104)	(1,156)
Impact of translational foreign exchange on adjusted taxation	(47)
Adjusted taxation translated at 2024 exchange rates	(1,151)	(1,156)
Adjustments in respect of Canada[2], translated at 2024 exchange rates	54	77
Adjusted taxation, as adjusted for Canada translated at 2024 exchange rates	(1,097)	(1,079)
Effective tax rate	18.1%	18.6%
Underlying tax rate	24.4%	24.4%
Underlying tax rate (constant rates)	24.4%
Underlying tax rate (constant rates) as adjusted for Canada[2]	24.4%

Adjusted diluted earnings per share, at current and constant rates of exchange and adjusted diluted earnings per share, at constant rates of exchange as adjusted for Canada
Definition: diluted earnings per share before the impact of adjusting items and the performance of Canada (where applicable, and excluding New Categories) as discussed on page 13, presented at the prior year’s rate of exchange.

Six months ended 30 June	2025	2024
	pence	pence
Diluted earnings per share	203.6	200.3
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	31.4	44.5
Effect of settlement of historical litigation in relation to the Fox River	—	(5.0)
Effect of the changes in provision in relation to the Approved Plans in Canada	(19.1)	—
Effect of partial disposal of an associate	0.1	0.3
Effect of Romania other taxes	(1.0)	—
Effect of charges in respect of DOJ and OFAC investigations	—	0.2
Effect of restructuring and integration costs	0.2	—
Effect of other adjusting items in operating profit	1.2	4.6
Effect of adjusting items in net finance costs	3.4	(17.4)
Effect of gains related to the partial divestment of shares held in ITC[1]	(41.0)	(61.1)
Tax associated with the partial divestment of shares held in ITC and hotels business demerger[1]	1.6	1.6
Effect of associates’ adjusting items	(15.3)	(0.3)
Effect of adjusting items in respect of deferred taxation	(2.8)	(5.9)
Adjusting items in tax	(0.3)	7.5
Adjusted diluted earnings per share	162.0	169.3
Impact of translational foreign exchange	7.1
Adjusted diluted earnings per share translated at 2024 exchange rates	169.1	169.3
Adjustments in respect of Canada[2], translated at 2024 exchange rates	(7.0)	(9.9)
Adjusted diluted earnings per share translated at 2024 exchange rates as adjusted for Canada	162.1	159.4

1.	The 2025 values of the gains related to the partial divestment of shares held in ITC and associated tax are provisional.
2.	The adjustment in respect of Canada is discussed on page 13, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)

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BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Non-GAAP measures (continued)
Net debt
Definition: total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value.

BAT Interim Announcement 2025	Summary	Performance Review	Financial Statements	Other Information	Data Lake and Reconciliations

Data Lake and Reconciliations (continued)

Summary of volume and revenue by category by region
Volume (unit)
Six months ended 30 June	U.S.		AME		APMEA		Group
	2025	% change	2025	% change	2025	% change	2025	% change
New Categories
Vapour (units mn)	123	-13.8%	112	-7.3%	18	-33.4%	253	-12.9%
HP (sticks bn)	—	—%	3.9	-8.3%	6.2	+8.7%	10.1	+1.6%
Modern Oral (pouches bn)	1.1	+206%	3.3	+24.9%	0.6	+15.1%	5.0	+42.2%
Traditional Oral (stick eq bn)	2.5	-9.5%	0.3	-16.8%	—	—%	2.8	-10.4%

Cigarettes (sticks bn)	21	-7.7%	111	-3.5%	97	-14.0%	229	-8.7%
OTP (stick eq bn)	—	+0.9%	4	-14.2%	1	-24.6%	5	-15.3%
Total Combustibles	21	-7.6%	115	-4.0%	98	-14.1%	234	-8.8%
Memo: Cigarettes and HP (sticks bn)	21	-7.7%	115	-3.7%	103	-12.9%	239	-8.3%

Revenue - reported at current rates (£m)
Six months ended 30 June	U.S.		AME		APMEA		Group
	2025	% change	2025	% change	2025	% change	2025	% change
New Categories	536	+1.3%	832	-0.8%	283	+0.4%	1,651	—%
Vapour	434	-14.5%	267	-11.4%	36	-40.5%	737	-15.3%
HP	—	—%	218	-7.4%	226	+10.1%	444	+0.8%
Modern Oral	102	+372%	347	+14.7%	21	+29.7%	470	+38.1%
Traditional Oral	521	-2.9%	21	+11.4%	—	—%	542	-2.4%
Total Smokeless	1,057	-0.8%	853	-0.6%	283	+0.4%	2,193	-0.6%
Total Combustibles	4,328	+1.1%	3,216	-3.5%	1,971	-12.0%	9,515	-3.5%
Other	47	+52.5%	212	+15.2%	102	+63.1%	361	+30.1%
Total	5,432	+1.0%	4,281	-2.2%	2,356	-8.9%	12,069	-2.2%

Revenue - at constant rates (£m)
Six months ended 30 June	U.S.		AME		APMEA		Group
	2025	% change	2025	% change	2025	% change	2025	% change
New Categories	550	+3.9%	849	+1.3%	290	+2.5%	1,689	+2.4%
Vapour	445	-12.3%	274	-9.1%	37	-38.4%	756	-13.0%
HP	—	—%	223	-4.8%	231	+12.3%	454	+3.1%
Modern Oral	105	+384%	352	+16.5%	22	+32.7%	479	+40.6%
Traditional Oral	535	-0.4%	20	+10.1%	—	—%	555	—%
Total Smokeless	1,085	+1.8%	869	+1.5%	290	+2.5%	2,244	+1.8%
Total Combustibles	4,442	+3.8%	3,427	+2.8%	2,064	-7.9%	9,933	+0.8%
Other	48	+57.1%	234	+26.4%	108	+73.0%	390	+40.3%
Total	5,575	+3.7%	4,530	+3.5%	2,462	-4.8%	12,567	+1.8%